Form 20-F
period 2000-02-29
APAC MINERALS INC
filed 2000-09-15
CIK 1099280

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F


[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended FEBRUARY 29, 2000

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-28319

                               APAC MINERALS INC.
             (Exact name of registrant as specified in its charter)

                      PROVINCE OF BRITISH COLUMBIA (CANADA)
                 (Jurisdiction of incorporation or organization)

                         808 NELSON STREET - SUITE 1208
                   VANCOUVER, BRITISH COLUMBIA V6Z 2H2, CANADA
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:

                         COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Number of capital shares outstanding as of February 29, 2000 was 9,895,833 common shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes [X]                 No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                      Item 17 [X]             Item 18 [ ]

                                     PART I

        THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS REGARDING EVENTS AND FINANCIAL TRENDS WHICH MAY AFFECT THE COMPANY'S FUTURE OPERATING RESULTS AND FINANCIAL POSITION. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS AND FINANCIAL POSITION TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, LACK OF REVENUES, COMPETITION, NEED FOR ADDITIONAL CAPITAL, RISKS ASSOCIATED WITH EXPLORING, DEVELOPING, AND OPERATING A MINE, AND FLUCTUATIONS IN THE MARKET FOR PRECIOUS MINERALS.

ITEM 1. DESCRIPTION OF BUSINESS

Introduction

APAC MINERALS INC. (the "Company") was incorporated pursuant to the laws of the Province of British Columbia on September 9, 1996. The Company is a junior natural resource company engaged in the acquisition and exploration of mineralized properties. All of the Company's principal resource properties are in the exploration stage. The Company owns or has interests in the mineral properties described below, and intends to explore these properties on its own or through joint ventures and to acquire additional properties worthy of exploration. The Company has not generated any revenues from mining operations, as the Company is in the exploration stage.

The Company's business consists of exploring mineral properties, using modern prospecting methods which include mapping, sampling, geochemical and geophysical surveying, trenching, drilling, and assaying. The results of any exploration program are compiled in technical reports. Based on the results from its exploration work, the management of the Company will determine whether additional exploration work is warranted, and, if so, will design further exploration programs for that particular mineral property. In the event that further exploration work is not warranted based on the results obtained, that mineral property, or a portion thereof, may be abandoned by the Company, or held and maintained for future transfer or sale by the Company.

Once sufficient exploration work has been conducted on any particular mineral property, a feasibility study written by an independent mining engineer or geologist is prepared based on the results of the exploration work, to determine whether the mineral property can be economically placed into commercial production.

At any point in the course of the Company's exploration activities, as an alternative to the Company's further exploration of a mineral property, the Company may sell or joint venture interests in the mineral property with other mining companies for the purposes of the further exploration of the mineral property.

The Company currently employs one full-time employee, one full-time independent contractor, and one part time independent contractor. None of the Company's employees or independent contractors belong to labour unions. The Company's exploration and drilling activities in Portugal and Argentina have to date been carried out through independent contractors hired for cash on a project basis in those countries.

The Company owns 100% of the issued equity shares of Prospectus - Empreendimentos Mineiros, Ltda., a company incorporated under the laws of Portugal ("PEML"). PEML holds an exploration concession as escrow agent for the Company covering lands located in the Alentejo region, southeast Portugal (the "Portel-Moura-Ficalho Concession"), which comprises an area of approximately 260 km2. The Portel- Moura-Ficalho Concession was renewed in the last fiscal year, and has a term of two (2) years, with the right to renew for a further three (3) years thereafter.

The Company also owns a forty percent (40%) interest in Arminex S.A., a company incorporated under the laws of Argentina ("Arminex"), which it acquired in January, 2000, pursuant to the exercise of a previously granted option to purchase. The Company also holds a second option to purchase a further eleven percent (11%) equity interest in Arminex, and a third option to purchase the remaining forty-nine percent (49%) equity interest in Arminex. Arminex has three exploration concessions totaling 9,000 Ha. granted and seven exploration concessions totaling 21,000 Ha. applied for in San Juan province; has 2 exploration concessions totaling 6,000 Ha. granted in La Pampa province; has 21 concessions totaling 67,994 Ha. granted and 13 exploration concessions, totaling 57,250 Ha. applied for in the Rio Negro province.

In December, 1999, the Company entered into an agreement with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto") for the further development of the Company's Los Menucos Property, Rio Negro Province, Argentina (see "Description of Business - Rio Tinto Agreement" below for further particulars).

In March, 2000, the Company arranged a private placement of up to 750,000 units (the "Units"), at a price of CDN $0.40 per Unit, to raise gross proceeds of up to CDN $300,000. Each Unit consisted of one common share and one-half of a non-transferable share purchase warrant (the "Warrants"). Each full Warrant entitles the holder to acquire one additional common share at a price of CDN $0.85 per share if exercised on or before March 7, 2001 and at a price of CDN $1.15 per share if exercised on or before March 7, 2002. A finder's fee of 7.5% of the proceeds from the private placement, consisting of 56,250 Units, was issued to Runar Bjornerud, of Sweden, upon closing. The Company deals with Runar Bjornerud on an arm's length basis. The private placement closed on March 29, 2000. The proceeds from the private placement were and will be used to finance further exploration work on the Portuguese concession and to provide general working capital to the Company.

In July, 2000, the Company granted an option to Franconia Minerals Corporation, to earn an interest in the renewed Portel-Moura-Ficalho concession (see:
"Description of Business - Option to Franconia" below for further details).

The Company's corporate structure can be represented as follows:


                               APAC MINERALS INC.
               100%                                        40%
   Prospectus - Empreendimentos                       Arminex S.A.
         Mineiros,  Ltda.


Since the Company's incorporation on September 9, 1996, the Company acquired an option to purchase eight units of mineral claims located in the Kamloops Mining Division, British Columbia, Canada, known as the "Millennium Property". The Company issued 50,000 common shares and paid $15,000 for the option, and expended $275,257 in Canadian funds for exploration work on the property. The Millennium Property was abandoned during the 1999 fiscal year due to unfavourable exploration results. In 1998, the Company acquired a one hundred percent (100%) undivided interest in an exploration concession located in Alentejo, Portugal, known as the Portel-Moura-Ficalho Concession (more particularly described under the heading "Description of Business - Portel-Moura-Ficalho Concession, Portugal" below). During the fiscal year ended February 29, 2000, the Company had spent a total of $299,595 in Canadian funds for exploration work on the Concession. Further, in 1998, the Company also acquired the option to purchase Arminex S.A. described above and more particularly described under the heading "Description of Business - Acquisition of Equity Interest in Arminex S.A. and Argentina Concessions" below. During the fiscal year ended February 29, 2000, the Company had spent $1,631,369 in Canadian funds for exploration work on the Argentina Concessions.

The Company's property acquisitions in Portugal and Argentina, and the exploration and development work carried out on those properties by the Company, are more particularly described below under the heading, "Business Operations in Fiscal Year 2000".

For fiscal years ended February 29, 2000, and February 28, 1999, 1998 and 1997, the Company expended $1,584,006, $357,712, $161,516, and $102,987, respectively, in aggregate exploration costs, in accordance with Canadian generally accepted accounting principles.

IN THIS ANNUAL REPORT, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE EXPRESSLY STATED.

Glossary of Terms

Ag: the elemental symbol for silver.

alteration: usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

andesite: volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.

anomalous: a value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

anomaly: any concentration of metal noticeably above or below the average background concentration.

anticline: an arch of stratified rock in which the layers bend downward in opposite directions from the crest.

assay: an analysis to determine the presence, absence or quantity of one or more components.

Au: the elemental symbol for gold.

background: traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.

breccia: rocks which are broken by geological forces.

chalcedony: very fine crystalline quartz which may be massive or banded (agate).

chalcopyrite: copper sulfide mineral.

Cretaceous: the geologic period extending from 135 million to 63 million years ago.

Cu: the elemental symbol for copper.

diatreme: volcanic pipe or vent formed by the explosive energy of gas charged magma.

drift: an underground passage, approximately horizontal, often along a mineralized zone.

dyke: a tabular body of igneous rock that has been injected while molten into a fissure.

epidote: calcium, aluminum, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.

fault: a fracture in a rock where there has been displacement of the two sides.

fracture: breaks in a rock, usually due to intensive folding or faulting.

g/t or gpt: abbreviations for grams per tonne.

geochemical: relating to or measured from a method of science that deals with the chemical composition of and chemical changes in rocks.

geophysical: relating to or measured from a method of science that deals with the physics of the earth including magnetism, induced polarization, and conductivity of rocks.

gossanous: relating to or identified as decomposed rock or vein material of reddish or rusty color resulting from oxidized pyrites.

grab sample: a sample of selected rock chips collected at random from within a restricted area of interest.

grade: the concentration of each ore metal in a rock sample, usually given as weight percent.

hectare or ha: an area totaling 10,000 square metres.

highly anomalous: an anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

hydrothermal: hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

intrusive: a rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.

karst: chemical erosion in limestone and dolomite, causing cavities which are sometimes filled with oxidized material.

kilometre or km: metric measurement of distance equivalent to 1,000 metres (or
0.6214 miles).

lenticular: having the shape of a double convex lens.

m: abbreviation for metre.

mineral deposit or mineralized material: is a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve; until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

mineral resource: the estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood.

mineralization: usually implies minerals of value occurring in rocks.

outcrop: means an exposure of rock at the earth's surface.

overburden: a general term for any material covering or obscuring rocks from view.

Pb: the elemental symbol for lead.

porphyry: rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.

ppm: abbreviation for parts per million, and is also equivalent to 1 gram/tonne.

probable or indicated ore: the estimated quantity and grade of all or part of mineralized body for which sufficient information on continuity, extent, grade distribution (mining method, dilution, metallurgical process, mineral recovery, infrastructure, environmental considerations, operating costs and capital costs) is available to form the basis of a study indicating an economically viable operation at long-term forecast average metal prices, but which has not been measured in sufficient detail to allow it to be classified as proven.

propylitic: a rock alteration assemblage comprising calcite, epidote, chlorite, pyrite and other minerals, found typically in the periphery of a hydrothermal system.

proven or measured ore: means the material for which tonnage is computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape, and mineral content are well established.

pyrite: iron sulfide mineral.

quartz: silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

reserve: means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

silicification: replacement of the constituent of a rock by quartz.

ton: imperial measurement of weight equivalent to 2,000 pounds (as called a "short ton").

tonne: metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

tuff: a rock comprised of fine fragments and ash particles ejected from a volcanic vent.

veins: the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

vuggy: the characteristic of rocks having small unfilled cavities.

Zn: the elemental symbol for Zinc.

BUSINESS OPERATIONS IN FISCAL YEAR 2000

PORTEL-MOURA-FICALHO CONCESSION, PORTUGAL

Acquisition

By a binding Letter of Intent dated April 15, 1998, between the Company and EXMINCO Exploration and Mining Investment Company Establishment ("EXMINCO"), the Company acquired from EXMINCO an 100% interest in an exploration concession covering lands located in the Alentejo region, southeast Portugal, known as the "Portel-Moura-Ficalho Concession," which now comprises an area of approximately 260 km2. The Portel-Moura-Ficalho Concession was originally granted in 1998 comprising 520 km2, was renewed by the Company in the last fiscal year covering 260 km2, and has a term of two (2) years, with the right to renew for a further three (3) years thereafter. The concession may be renewed as a mining concession for 25 years. The Portel-Moura-Ficalho Exploration Concession will expire on April 17, 2005. As described below, the Company is the sole owner of the Portel-Moura-Ficalho Concession, through its wholly owned Portuguese subsidiary; however, the Company has now granted an option to Franconia Minerals Corporation to earn an interest in the concession, as described below.

In consideration of the acquisition from EXMINCO, the Company paid to EXMINCO a $10,000 non- refundable deposit, and issued to EXMINCO 2,000,000 common shares in the capital stock of the Company. The Portel-Moura-Ficalho Concession is held by the Company's wholly-owned Portuguese subsidiary, Prospectus - Empreendimentos Mineiros, Ltda. The Company was the operator of the Portel-Moura-Ficalho Concession. In order to maintain the concession in good standing, the Company is required to perform minimum exploration work on the renewed Portel-Moura-Ficalho Concession of approximately US$160,000, and pay a surface tax of US$6,500 per year. The Portuguese government retains a net smelter royalty of no more than 3% on any production from the Portel-Moura-Ficalho Concession. As at February 29, 2000, the Company had expended CDN$299,595 for exploration work on the Portel-Moura-Ficalho Concession.

Option to Franconia

The Company has granted to Franconia Minerals Corporation ("Franconia"), a privately held Alberta corporation, the exclusive option to earn an interest in the renewed Portel-Moura-Ficalho concession.

The main terms of the agreement are as follows:

1. Subject to its right of prior termination, Franconia agrees to expend no less than the following cumulative amounts by dates indicated below:

        (a) The sum of US$200,000 by the end of the tenth month after the signing date.

        (b) The sum of US$1,000,000 including sums previously expended by the end of the twenty-fourth months after the signing date.

        (c) The sum of US$2,500,000, including sums previously expended by the end of the thirty-sixth months after the signing date.

2. Franconia shall pay to the Company the sum of US$50,000 upon the anniversary of the signing date if Franconia then desires to continue its option under this agreement.

Franconia has the following option which has to be exercised within 60 days after the total investment of US$2,500,000 has been spent on the property:

        (i) A joint venture can be formed with Franconia holding a 60% participating interest, and the Company holding a 40% participating interest; or

        (ii) Franconia can elect to carry out a bankable feasibility study on the property, to be completed within 3 years, after which a joint venture will be formed with Franconia holding a 75% participating interest and the Company holding a 25% participating interest.

A standard dilution formula based upon the total expenditures of each party applies in both cases. If any party is diluted down to below a 10% participating interest, its interest will be converted into a 5% net profit interest.

Previous History and Results of Work

The State Geological Service in Portugal, now known as the Geological e Mineiro ("IGM") conducted drilling during the 1980's and 1990's in the northern part of the Concession (in the Portel District), and outlined a large zinc and lead mineralized area. The lenticular mineralization occurs at shallow depths (100-200 metres). The Company has analyzed in detail all available drilling data. No significant drill intersections were discovered. Therefore, for the time being, the Portel area will be given lower priority for exploration work.

In the central part of the Concession (in the Moura district), geochemical and geophysical surveys carried out by IGM have revealed several anomalies. Some of these have been tested by widely spaced (200 metres) drill holes resulting in the discovery of the Enfermerias zone at a depth of 300-400 metres.

In the central part of the Concession (in the Moura district), geochemical and geophysical surveys carried out by IGM have revealed several anomalies. Some of these have been tested by widely spaced (200 metres) drill holes resulting in the discovery of the Enfermerias zone at a depth of 300-400 metres.

In the southern part of the Concession (in the Ficalho district) mineralization occurs in two (2) dolomite anticlines. The Serra-Preguica anticline can be followed for 6 km. A limited drilling program conducted by IGM in the north intersected the Carrasca mineralization. Only one limb of the anticline has been tested by drilling, while geochemical and geophysical anomalies conducted by IGM show that both limbs are mineralized.

The parallel anticlines on Ficalho-Andicia can be followed for more than 10 km and contained the most extensive and strongest geochemical anomalies within the Concession. No drilling or trenching program has been carried out on this portion of the property.

In 1998, the Company trenched one of the main geochemical Pb-Zn anomalies near the road in the Palhais area. The trenches totaled 1,326 metres in length, divided into 6 trenches perpendicular to the anomaly. The trenches revealed outcropping gossanous rocks which can be followed for at least 500 metres with maximum width of 75 metres.

The two main intersections gave the following results by sampling: 2.77% Pb, 2.75% Zn over 40 metres including 4.9% Pb, 5.4% Zn over 4 metres and 3.72% Pb, 14.72% Zn over 2 metres, in trench A; and 0.59% Pb, 7.48% Zn over 4 metres, as well as 0.11% Pb, 4.08% Zn over 2 metres in trench B.

A limited drill program of 250 metres tested the depth extension of the mineralization in the trenches. Below 50 metres no further mineralization was encountered. The conclusion is that the mineralization is a karst filling in dolomite. Therefore, no further work is planned in this area.

ACQUISITION OF EQUITY INTEREST IN ARMINEX S.A. AND ARGENTINA CONCESSIONS

Acquisition

By an Option to Purchase and Shareholders' Agreement dated October 24, 1998, as amended November 27, 1998, February 6, 1999, March 25, 1999, and June 4, 1999 (the "Option Agreement"), between the Company and Arminex S.A., an Argentinean company ("Arminex"), and Lafayette Limited of Kingstown, St. Vincent and Ilmars Gemuts of Mahopak, New York (collectively the "Optionors"), the Company was granted the option to purchase up to an aggregate fifty one percent (51%) equity interest in

Arminex, in consideration of the payment of $50,000. In order to earn the first 40% interest in Arminex, the Company was required to expend $650,000 on Arminex's concessions on or before December 14, 1999 (which has been spent), and issue 800,000 shares to the Optionors after filing a technical report acceptable to the Canadian Venture Exchange. The Company has incurred the required exploration expenditures and has issued the 800,000 shares to the Optionors, having filed and received acceptance from the Canadian Venture Exchange for the technical report.

The Company has earned 40% equity interest in Arminex, and now the Company may acquire an additional 11% interest in Arminex by expending a further $1,500,000 on Arminex's concessions in Argentina within the next two year period. In addition, if at any time before December 14, 2003, exploration work on any of the concessions in which Arminex has an interest results in proven and probable reserves equal to or greater than 1,000,000 ounces of gold or gold equivalents, the Optionors shall be entitled to receive a performance bonus calculated at US$5.00 per ounce, which will be paid to the Optionors pro rata based on their then current equity interest (if any) in Arminex. The Company will have the option to pay the performance bonus in US dollars or in free trading common shares of the Company valued at the 30 day weighted average closing price of the Company's shares prior to the date of the public disclosure of the proven and probable reserves.

Under the terms of the latest amendment to the Option Agreement, the Optionors and Arminex have irrevocably granted to the Company the exclusive option to purchase the remaining 49% interest in Arminex, provided of course that the Company has first exercised its options to acquire the first 51% equity interest in Arminex. The Company may exercise the option within 6 months of earning its 51% interest in Arminex by paying to the Optionors the additional sum of $500,000 and issuing to the Optionors a further 5,000,000 common shares of the Company, provided that:

        (i) the average closing price of the common shares of the Company on any public stock exchange which trades the highest volume of such shares for twenty (20) trading days preceding the date of exercise is at least $1.00 per share; and

        (ii) the Company has filed a current Annual Information Form with the British Columbia Securities Commission (which has been filed, but must be updated annually).

The Company's issue of the 5,000,000 common shares is first subject to the prior acceptance for filing by the Canadian Venture Exchange of an independent technical report which establishes a minimum value of not less than $5,500,000 for the remaining 49% equity interest in Arminex. In the event that the Company acquires a 100% interest in Arminex, then any further obligation of the Company to pay the US$5.00/oz performance bonus described above will of course be eliminated.

Arminex has three concessions totaling 9,000 Ha. granted and seven concessions totaling 21,000 Ha. applied for in San Juan province; has 2 concessions totaling 6,000 Ha. granted in La Pampa province; and has 21 concessions totaling 67,994 Ha. granted and 13 concessions, totaling 57,250 Ha. applied for in the Rio Negro province. Each of these areas are discussed in more detail below. Arminex is the sole owner of these concessions and the applications for such concessions.

Previous History and Results of Work

El Puesto Prospect

El Puesto Prospect outcrops over an area comprising 1.5 x 1.5 kms. To the north, the mineralization disappears under a large clay pan. Ground magnetic surveys indicate that the bedrock below the "lake" consists of rocks which may be similar to that in the main prospect area. If this is the case, the dimensions of prospect would be increased to 2.1 x 1.5 kilometers. In the south-east sector of the prospect, the mineralization is unconformably overlain by post-mineral ignimbrite and quartz-eye crystal tuff.

The best potential gold mineralization is within the north-central part of the prospect area. It consists of light to dark grey vuggy silica with rare, thin quartz vein networks, interbedded with or ramified with sericite-pyrophyllite-dickite rocks. In some areas the vuggy silica appears to be "dyke-like" and in other areas it forms beds, as if SiO2 rich solutions had replaced a particular lithic or crystal tuff unit. It appears that the original rock type in the prospect area was a rhyolitic or dacitic tuff with quartz-eye crystals. All the rocks have been altered, from advanced argillic in the centre through phyllic to propylitic on the outer margins.

There is much hematite and limonite veining throughout the property; some of which may indicate hypogene oxidation. In the areas where there is much sericite, jarosite coats joint and fracture surfaces. Locally there are limonite/hematite beds and gossans. There is minor alunite in the southern part of the prospect.

The potential gold mineralization is assumed to be very fine-grained, because it is impossible to pan gold in the streams. There is visible gold on the surface, in particular within limonitic vuggy SiO2 units. This gold is extremely fine and occurs as paint on joint surfaces. It may be of supergene origin. The highest gold assays come from hematitic/limonitic gossans in the eastern part of the area. These appear to be within vuggy SiO2 and sericite beds which originally may have been very sulfide-rich. The Ag/Au ratio is 8:1.

The eastern sector is cut by thin rhyolite-dyke swarms. All dykes have wide phyllic alteration halos. It is possible that some of the mineralization is related to these dykes which may originate from rhyolitic domes at depth (below 200 metres).

All of the Company's field data indicate that the best gold values are within the vuggy SiO2 units. Also the SiO2 forms beds, dykes and replacements in quartz-eye crystal tuffs. The Company's interpretation indicates that there may be a folded "favourable bed" target at this prospect. Only further drilling can determine if this is the case.

479 samples were collected for assay. Each sample is a chip composite of individual outcrops, which range in area from four to fifty square metres. Of these samples, 144 assayed an average gold content of 3.51 gpt. The average of all these samples is 5.11 gpt Au. Practically all of the samples contain anomalous gold values. No more than thirty samples contain gold below limits of detection. The areas that do not have outcrop were soil sampled.

The Company completed geophysical surveys at the El Puesto and Caltrauna Prospects in May 1999. A preliminary assessment of the results of the geophysical surveys at El Puesto Prospect indicates that the following general conclusions can be made:

1. There is a marked magnetic low over the altered parts of the prospect area. This indicates possible hypogene oxidation and destruction of magnetite. This low covers about one square kilometre. Other, smaller magnetic lows have been outlined to the east of the prospect area.

2. One dipole-dipole line (10 600E) indicates that down to at least 100 metres there is a resistive zone of 250-300 ohm metres. Four strong, SiO2 altered zones can be seen on the pseudo section. They extend down to 100 metres; all these zones correspond to gold mineralization on the surface.

3. The gradient array survey (data received from about 200 metres below surface) indicates that the prospect area is underlain by a low-resistivity and low-chargeability domain which may be related to a rhyolitic dome at depth.

4. There is a near surface, strong chargeability and low resistivity anomaly on line 10,400 N. this may represent a thirty metre wide massive sulfide. It is located below the lake. The source of this anomaly can only be determined by drilling.

5. The strong correlation of magnetic low and resistivity high and chargeability low down to 100 metres indicates that the El Puesto prospect is very anomalous geophysically.

A total of 1,772m of reverse circulation drilling was carried out on El Puesto in August 1999. The purpose of the drilling was to obtain information about gold bearing geological formations. No systematic drilling for size and grade evaluation of potential mineralized zones was intended at this stage.

The drilling results are as follows:

=====================================================================================================
                       FROM              TO             LENGTH          AU VALUE         LENGTH OF
                                                                                         DRILLHOLE
-----------------------------------------------------------------------------------------------------
      EP 1               0               34               34m            0.96g/t           102m
                     Includes                             12m            1.76g/t
-----------------------------------------------------------------------------------------------------
      EP 2               2               38               36m            1.30g/t            90m
                     Includes                             24m            1.76g/t
-----------------------------------------------------------------------------------------------------
                        62               68               6m             0.91g/t
                     Includes                             2m             1.60g/t
-----------------------------------------------------------------------------------------------------
      EP 3               0               46               46m            0.20g/t            54m
-----------------------------------------------------------------------------------------------------
      EP 4              14               56               42m            0.23g/t            78m
-----------------------------------------------------------------------------------------------------
      EP 5               6               16               10m            0.93g/t            78m
                     Includes                             6m             1.20g/t
-----------------------------------------------------------------------------------------------------
      EP 6               8               24               16m            0.88g/t            60m
                     Includes                             8m             1.20g/t
-----------------------------------------------------------------------------------------------------
                        42               48               6m             1.20g/t
                     Includes                             2m             2.70g/t
=====================================================================================================

EP 7-10 had no significant intersections. Those holes were outside the main zone of alteration and were sited to test an area based on surface sampling. These holes hit less altered rocks with low gold values. The lengths of these holes were from 40 to 108m.

EP 11 tested a geophysical target more than 1 km outside the main alteration zone. No significant intersection of mineralization was encountered. The length of the drill hole was 40m.

=====================================================================================================
                       FROM              TO             LENGTH          AU VALUE         LENGTH OF
                                                                                         DRILLHOLE
-----------------------------------------------------------------------------------------------------
      EP 12             20               30               10m            0.86g/t           100m
                     Includes                             4m             1.40g/t
=====================================================================================================

=====================================================================================================
                       FROM              TO             LENGTH          AU VALUE         LENGTH OF
                                                                                         DRILLHOLE
-----------------------------------------------------------------------------------------------------
      EP 13              2               18               16m            1.00g/t           100m
-----------------------------------------------------------------------------------------------------
      EP 14        No significant intersections                                             78m
-----------------------------------------------------------------------------------------------------
      EP 15              0               22               22m            0.56g/t           100m
                     Includes                             4m             1.40g/t
-----------------------------------------------------------------------------------------------------
      EP 16        No significant intersections                                            100m
-----------------------------------------------------------------------------------------------------
      EP 17              6               12               6m             1.60g/t            84m
=====================================================================================================

EP 18 was drilled to test a small vuggy quartz outcrop in the far south of the prospect area, but did not hit any vuggy quartz. No significant intersection of mineralization was encountered. The length of the drill hole was 66m.

EP 19 and EP 20 were located to test soil-covered geochemical (M.M.I.) anomaly, at the north end of the prospect and did not have any significant mineralization. These holes were 102m and 108m long respectively.


=====================================================================================================
                       FROM              TO             LENGTH          AU VALUE         LENGTH OF
                                                                                         DRILLHOLE
-----------------------------------------------------------------------------------------------------
EP                      4                80               76m            0.50g/t            126
                     Includes                             8m             2.30g/t
                     Includes                             2m             4.50g/t
=====================================================================================================

All holes except EP 21 inclined at -50(degrees), EP 21 inclined at -70(degrees).

The higher gold values stated above are from vuggy silica intercalated with hematite/goethite. Within the main alteration zone the remaining parts of the holes consist of sericite-illite rock with clay minerals. This rock is always anomalous in gold, but contains lower values.

Caltrauna Prospect

The Caltrauna Prospect was discovered in March 1999. The Caltrauna Prospect consists of an elliptical, basin shaped, vuggy silica structure 5 km long by 4 km across. The central part of this structure is overlain by ignimbrites and quartz-eye crystal tuff. Preliminary chip sampling (200 samples) from the southern end indicates anomalous gold (average 0.80 g/t Au) with barite (average 1000 grams/tonne barium) and copper (average 300 ppm). Mineralized, altered breccias were discovered along the western edge of the Caltrauna Prospect. Detailed gridding, chip sampling and geological mapping in southern Caltrauna was completed by the end of May 1999. Caltrauna has a weak Landsat anomaly. This is related to the vuggy silica outcrops.

Caltrauna is located 5 kilometres north-west of Puesto Prospect. It is within a circular structure shaped in the form of a Q; its dimensions are 4x5 kms. During May 1999, the southern half of the area (2x2 kms) was gridded and mapped.

Along the western margin of the gridded area there is a concentration of vuggy silica with "cores" of diapiric breccias. These intrusives and the concentration of gold mineralization within the vuggy silica are controlled by two north-westerly trending faults.

The diapiric breccias consist of matrix supported clasts of rhyolitic porphyry, welded tuff and vuggy silica. The breccias are cut by a stockwork of limonitic and silica-rich-veins. The breccias intrude lithic, crystal, airfall tuffs, with quartz and K-spar phenocrysts. The matrix of the breccias and the wall rocks are altered to quartz-sericite, quartz-sericite - pyrophyllite, or quartz-dickite bearing assemblages.

The breccia diatremes intrude up to various stratigraphic levels of the rhyodacitic, quartz crystal, lithic tuffs. Acid solutions emanating from the magmatic fluids related to the breccias have altered certain units within the quartz lithic tuff units. The most common alteration is silicification, and locally argillitisation.

The distribution of SiO2 - rich rocks and geophysical data indicates that there will be SiO2 rich rocks (sometimes with related rhyolite domes) below the extensive crystal-lithic tuff unit.

All samples with anomalous gold contents are related to vuggy silica outcrops. Values come from baryte-bearing, limonitic silica zones.

The Company has completed preliminary reconnaissance magnetic and I.P. surveys over southern area of the Caltrauna Prospect. Strong vuggy silica development is related to areas where there is complete destruction of magnetite and where there are strong magnetic lows.

Also, a dipole-dipole survey along 10,000 N indicates that the vuggy SiO2/breccia units have very high resistivity and higher than normal I.P. effect.

The August 1999 reverse circulation drill program on the Caltrauna Prospect was carried out to obtain geological information about gold bearing formations. No systematic drilling for size and grade evaluation of potential mineralized zones was intended at this stage. The drilling had the following results:

=====================================================================================================
                       FROM              TO             LENGTH          AU VALUE        LENGTH OF
                                                                                        DRILLHOLE
-----------------------------------------------------------------------------------------------------
CT 1                     0               10               10m            0.72g/t           100m
                     Includes                             6m             1.10g/t
-----------------------------------------------------------------------------------------------------
CT 5                    12               32               20m            0.53g/t            78m
                     Includes                             4m             1.34g/t
-----------------------------------------------------------------------------------------------------
CT 7                    104              114              10m            0.60g/t           120m
                     Includes                             2m             1.20g/t
-----------------------------------------------------------------------------------------------------
CT 8                     2               30               28m            0.70g/t            96m
                     Includes                              6             1.20g/t
-----------------------------------------------------------------------------------------------------
CT 9                     4               54               50m            1.40g/t            78m
                     Includes                             12m            2.44g/t
=====================================================================================================

Five holes (CT 2,3,4,6 and 10) had anomalous gold ((similar to) 0.2g/t), but no significant intersection. The lengths of these holes vary from 72 to 100m.

CT11 was drilled into a silica fragment-rich breccia and contained 22m of 0.2g/t Au.

CT12 through CT17 tested vuggy silica outcrops in a higher "stratigraphic" level than previous drilling and did not encounter significant mineralization.

CT13 and CT18 were drilled to test geophysical resistivity anomalies, but there were no positive results.

The lengths of the holes were from 54m to 96m and inclined at -50 (degree). A total of 1,532m of reverse circulation drilling has been carried out on Caltrauna.

As the drilling results from El Puesto Prospect, the higher gold values are from vuggy silica intercalated with hematite/goethite. The silica without vuggy characteristics and the sericite-illite alteration only report lower gold values, but still highly anomalous.

Detail mapping and sampling at Caltrauna has only covered an area of 1.5 sq. km, of which only a small portion has been tested by these drillholes. The Caltrauna prospect covers about 5 sq. km (as defined by abundant silica outcrops). The wider zone with strong alteration and discontinuous silica outcrops covers almost 20 sq. km., which has yet to be mapped and sampled in detail.

Cuya/Aguadita Prospects

The Cuya/Aguadita Prospects consist of an original discovery of an approximately 1 sq.km. large silica sinter, anomalous in gold with an underlying breccia stockwork zone.

Recent work has shown widespread alteration and vuggy quartz, similar to El Puesto and Caltrauna over a much larger area (30 sq.km.)

The August 1999 reverse circulation drill program on the Cuya Prospect was carried out to obtain geological information about gold bearing formations. No systematic drilling for size and grade evaluation of potential mineralized zones was intended at this stage. The drilling had the following results:

Six holes were drilled in the southern margin of the prospect on the side of a hill. The hill itself contains the main part of the prospect consisting of a silicified and mineralized breccia (1 1/2 x 1 1/2 km). The results are as follows:

=====================================================================================================
                                                          (m)             (Au)              (m)
-----------------------------------------------------------------------------------------------------
    HOLE NO.           FROM              TO             LENGTH            ASSAY          LENGTH OF
                                                                                         DRILLHOLE
-----------------------------------------------------------------------------------------------------
      CY 1               2               98               96             0.21g/t            132
                     Includes                              2             0.60g/t
-----------------------------------------------------------------------------------------------------
      CY 2               0               82               82             0.23g/t            108
                     Includes                              4             0.67g/t
-----------------------------------------------------------------------------------------------------
      CY 3               8               62               56             0.22g/t            144
                        98               116              18             0.25g/t
                     Includes                              2             0.9g/t
-----------------------------------------------------------------------------------------------------
      CY 4               4               78               74             0.23g/t            130
                     Includes                              4             0.50g/t
                        84               104              20             0.16g/t
-----------------------------------------------------------------------------------------------------
      CY 5               4               102              98             0.23g/t            102
                     Includes                              4             0.50g/t
-----------------------------------------------------------------------------------------------------
      CY 6              42               66               24             0.15g/t            78
=====================================================================================================

The Company considers these results to be very encouraging, considering that most drill holes had low grade intersections of mineralization, and were located outside the main part of the prospect. The major and central part of the prospect will be covered by future drill programs.

CY to CY5 were on a line covering about 400m distance, while CY6 was located 200m south and further away from the hill.

The holes were all inclined at -50(degree).

A total of 694m reverse circulation drilling was carried out on Cuya in August, 1999.

RIO TINTO AGREEMENT

By a Share Subscription Agreement dated December 2, 1999, between the Company and Rio Tinto Mining and Exploration Limited ("Rio Tinto"), the Company has issued to Rio Tinto 583,333 common shares at a price of US$1.20 per share to raise US$700,000. The net proceeds from the private placement was used to fund the additional exploration work on the Company's Los Menucos Property, Rio Negro Province, Argentina, which is described below under the heading, "Recent Work".

Pursuant to the Share Subscription Agreement, the Company granted Rio Tinto the right to conclude an option agreement (the "Option Agreement"), to earn up to a 75% undivided interest in one or more of the exploration targets until September 30, 2000.

Rio Tinto has given notice to the Company that it wishes to acquire an exclusive option to purchase an interest in the Cuya Prospect (the "Option Agreement"), as follows:

        (a) Rio Tinto will earn a 55% interest in the Cuya Prospect by making work expenditures of at least US$2.0 million by August 31, 2002;

        (b) upon Rio Tinto earning its 55% interest, the Company will have the right to elect either:

               (i) to enter into a joint venture with Rio Tinto, where the joint contributory arrangements are 55% to Rio Tinto and 45% to the Company; or

               (ii) to request Rio Tinto to continue sole funding of future exploration costs up to an aggregate spending of an additional US$8.0 million, or making a decision to develop a mine before completing expenditure of the additional US$8.0 million, no later than the sixth anniversary of the option agreement, in order to earn an additional 15% interest (for an aggregate 70% interest);

        (c) upon Rio Tinto earning its 70% interest, the Company will have the right to elect either:

               (i) to enter into a joint venture with Rio Tinto, where the joint contributory arrangements are 70% to Rio Tinto and 30% to the Company; or

               (ii) to request Rio Tinto to continue sole funding of future exploration costs up to an aggregate additional US$10.0 million, or making a decision to develop a mine before completing the expenditure of the additional US$10.0 million, no later than the sixth anniversary of the option agreement in order to earn an additional 5% interest (for an aggregate 75% interest); and

        (d) upon Rio Tinto earning a 75% interest, the Company will have the right either:

               (i) to enter into a joint venture with Rio Tinto, where the joint contributory arrangements are 75% to Rio Tinto and 25% to the Company; or

               (ii) to request Rio Tinto to provide the financing of the Company's interest through to commencement of commercial production, in order to earn an additional 5% interest (for an aggregate 80% interest). Rio Tinto shall provide such financing at an interest rate of LIBOR plus 3% which will be repaid out of 90% of the Company's share of new revenues until repaid.

The Option Agreement also contains provisions for minimum work requirements of US$500,000 between any two anniversaries of the Option Agreement, and the right for the Company to undertake a sole risk programme in the target area. In addition, if after a joint venture is formed, any party fails to contribute its proportionate share of costs, that party's interest will suffer dilution, based upon that party's contributions to the total contributions of all parties. If any party's interest is reduced to less than 10%, that party's interest will convert to a 5% net profit interest from future production.

Recent Work

The field work completed in August, 2000 by Rio Tinto on the Los Menucos Property included 1,363 metres of diamond drilling in nine holes and 2,637 metres of reverse circulation drilling in twenty-two holes. The diamond drilling led to a new definition of size and shape to the epithermal systems at the El Puesto and Caltrauna Prospects. At both prospects, the best mineralization (enargite with gold) is related to advanced-argillic fine-grained crystal tuff. The altered coarser-grained lithic tuff contains no vuggy silica. All mineralized zones contain shear zones and crackle as well as pebble breccias. The drilling has shown that practically all the vuggy silica on the surface represents "bleeders" off of the mineralized areas. The surface dimensions of the mineralized areas averages about 500 x 1000 metres in three areas and extends at least 300 metres in depth. The Cuya Prospect is part of a low sulfidation breccia-related system, which differs from the high sulfidation systems at Caltrauna and El Puesto.

Plan of Operations

For the balance of the Company's current fiscal year, the Company will await the results of the additional exploration work to be performed by Rio Tinto pursuant to its Option Agreement on the Cuya Prospect, which will consist of extensive magnetic and Induced Polarization/Resistivity surveys, prior to further drilling in January, 2001. The Company intends to conduct further work on the new Portuguese concession in Braganca Province (see: "Other New Developments - Braganca Province Concession, NE Portugal" below), but no exploration program has been formulated at this time. The balance of the Company's Portuguese concessions (Portel-Moura-Ficalho) have been optioned to Franconia Minerals Corporation (see: "Description of Business - Option to Franconia" above).

The Company proposes to raise additional financing through the sale of equity securities during the next fiscal year, although there can be no assurance that such funding will be available. In the event that future equity financing cannot be raised or the negotiations for joint venture funding are not successful, the Company's operations may be curtailed and this may adversely affect the Company's ability to carry out the required level of expenditures to continue to earn a larger equity interest in Arminex or ultimately to maintain its concessions in good standing under the laws of Argentina or Portugal or both.

OTHER NEW DEVELOPMENTS:

PROPOSED XIACUN PROJECT AND ZU ZHE PROJECT, SICHUAN PROVINCE, CHINA

Subsequent to the fiscal year end the Company has entered into an agreement dated July 14, 2000 (the "Agreement") with Breckenridge Resources Ltd. ("Breckenridge"), a Canadian Venture Exchange listed company. The Agreement provides that Breckenridge shall assign, transfer and sell to the Company all of the its rights, obligations and interest with respect to the Xiacun Project and the Zu Zhe Project in Sichuan Province, China.

The Xiacun deposit is a Kuroko-type volcanogenic massive sulphide deposit located in western part of the Sichuan Province in China.

Rescan Engineers carried out an independent reserve calculation in 1996 based on information from 34,000m of diamond drilling and 1,364m of underground development.

Based on a 90% mining recovery, a minimum mining width of 2.5m and an assumed additional 0.6m at grades determined from adjacent assays, the preliminary fully diluted minable reserve is:

        8,173,000 tones at a grade of 225g/t silver, 9.15% zinc, 5.65% lead, 1.04% copper and 0.61g/t gold.

The management of the Company believe that there is a potential for extending the existing mineralized zone in the surrounding area known as the "Zu Zhe Project".

Rescan Engineers calculated in 1996 that the project could have a pretax internal rate of return of up to 32% and pretax payback period of 2 years. The price of zinc has gone up considerably since 1996.

Breckenridge's interest which will be transferred to the Company, includes Breckenridge's 70% interest in the Xiacun Property and its interest in the Zu Zhe Project, in accordance with the terms of the Contract and Memorandum of Understanding with Breckenridge's Chinese partner.

The basic terms governing the intended transfer and assignment are as follows:

1. The Agreement is subject to approvals from Canadian Venture Exchange, Breckenridge's shareholders, and the acceptance by the Chinese joint venture partner, and such regulatory approvals as may be applicable under Chinese laws and regulations.

2. The total transfer price shall be $765,000 and 400,000 shares in the capital stock of the Company to be paid by the Company to Breckenridge in the following manner:

        (a) $15,000 payable upon signing the Agreement. This payment allows the Company a 90 day due diligence period, which may be extended by up to 90 days if necessary to obtain all the required approvals noted above;

        (b) a second payment of $200,000 on or before the expiry of the due diligence period;

        (c) a third payment of $300,000 within 90 days after the second payment;

        (d) a final payment of $250,000 and the issuance by the Company of the 400,000 shares within 90 days after the third payment.

3. If the Company fails to make the second, third or last payment, the Agreement will terminate and all project interests will remain with Breckenridge.

The Company is currently conducting its due diligence investigations, which include an independent resources audit undertaken by experts from Germany and U.K., a metallurgical test program at Process Research Associates Ltd. in Vancouver, and a property title review.

BRAGANCA PROVINCE CONCESSION, NE PORTUGAL

Subsequent to the fiscal year end, the Company's application for a 180sqkm exploration concession in the Braganca province in NE Portugal was approved by Instituto Geologico e Mineiro, and accepted by the Mininster of Mines and Energy.

The Company has agreed to pay Eurodrill, a local Portuguese company, a fee of CDN$50,000 immediately and a further CDN$500,000 upon discovery of an economically minable deposit, in consideration for its introduction of this project and the transfer of all its data.

The geology consists of felsic and intermediate metavolcanic rocks, feldspatic schists, shales and metabasalts. The rocks are generally steeply dipping and strongly folded. The rock formations are strikingly similar to the famous Iberian pyrite belt in Southern Portugal, but with slightly higher metamorphic grade.

A small part of the concession has been covered by a gravimetric survey, which defined two strong anomalies similar to anomalies associated with major base metal discoveries in the pyrite belt.

A total of 1819 m of diamond drilling in 9 drillholes was carried out in the general area (6.5 x 1 km) between 1991 to 1995, before the latest and more detailed gravimetric survey.

Downhole electro-magnetic ("EM") geophysical measurement in one drill hole next to one gravimetric anomaly shows a very strong conductor at 130 to 180m depth. This hole is in hematitic schists next to a 50m thick felsic metavolcanic zone. Boulders of crystal tuff similar to the rocks frequently adjacent to base metal deposits in the pyrite belt are also present.

The area comprising the gravimetric anomalies has a distinct sericite alteration. Locally, thin layers of gossans and cherts occur in trenches.

The Company believes this concession has the potential for base metal mineralization. Well defined drill targets have already been identified. The Company plans more detailed gravimetric measurements (50m grid) and additional EM surveys before commencing a drill program.

ENVIRONMENTAL REGULATIONS

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations in the jurisdictions in which it operates.

RISKS ASSOCIATED WITH COMPANY'S EXPLORATION BUSINESS

        The Company's mineral exploration activities described herein are subject to certain risks which may affect the Company's future operating results and financial position. The management of the Company has identified the material risks and uncertainties to include, but not limited to, the following:

(i) LACK OF PROFITABILITY: Since the Company is in the mineral exploration stage, the Company has experienced increasing net losses since its incorporation (net losses: 1997 $23,387, 1998 $39,563, 1999 $371,812, and 2000 $408,747 in
Canadian dollars);

(ii) POSSIBLE TITLE DEFICIENCIES: Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties;

(iii) GOVERNMENTAL REGULATIONS: The Company's principal assets and exploration activities are located in Portugal, Argentina and other foreign countries, and therefore the Company or its operations could be materially affected by any adverse change in the political or economic stability of those countries, or changes in laws governing foreign investment or currency exchange controls in those countries;

(iv) LOW PROBABILITY OF PRODUCTION: The Company is only engaged in exploration activities on its properties. The exploration for minerals involves a high degree of risk. Furthermore, even if actual development is begun, there is no assurance that a producing mine will be achieved. In actuality, few properties that are explored are ultimately developed into producing mines;

(v) NEED FOR ADDITIONAL CAPITAL: The Company has not generated any revenue and cannot predict if or when any revenues will be realized. The Company does not presently have sufficient funding for further exploration of its properties or to fulfill its obligations under applicable property agreements which will require additional capital to carry out its exploration and development programs. There is no assurance that the Company will be able to raise the necessary capital to complete its proposed exploration projects, and in the event that the Company is unable to complete the proposed exploration work, this will have an adverse effect on the Company's business objectives;

(vi) FOREIGN EXCHANGE FLUCTUATIONS: Fluctuations in foreign exchange rates compared to the U.S. or Canadian dollar may adversely affect the Company's operations. To date, all of the Company's activities have been conducted in U.S. dollars and fluctuations in foreign exchange rates have not had a material effect on the Company's operations or financial condition. Further, during the period of the Company's exploration activities in Portugal and Argentina, those currencies have not been as volatile as in the period from 1980 to 1995. The Company does not propose to engage in hedging transactions to offset losses caused by foreign currency fluctuations while the Company is in the exploration stage of its development;

(vii) NEED TO RETAIN KEY EMPLOYEES: The Company depends to a large extent on key management personnel, the loss of which could severely impair the Company's business prospects; the Company does not carry key man insurance;

(viii) FLUCTUATING WORLD MARKETS: The market prices of precious metals have historically fluctuated widely and are affected by numerous global factors beyond the control of the Company and;

(ix) FUTURE DILUTION: The Company has and expects to continue issuing, additional common shares to acquire mining rights or to enter into joint ventures with other parties in order to raise financing through the sale of equity securities. As a result, investors interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

ITEM 2. DESCRIPTION OF PROPERTY

PORTAL-MOURA-FICALHO CONCESSION, PORTUGAL

LOCATION AND GEOLOGY

The Portel-Moura-Ficalho Concession is located approximately 160 km east-southeast of Lisbon and is accessible via road and all terrain vehicle. The area is characterized by gently rolling hills with more rugged relief towards the southwest where the anticlinal structures form hills up to 300 metres. Inside the Concession there is a wide variety of lithologic and stratigraphic units. These units includes sedimentary, metamorphic and igneous rocks from Recent to Precambrian in age. Structurally, three (3) main anticlines run from north-west to south-east from Moura to Ficalho, with a vergence to the southwest, the result of a second folding phase during the Hercynian. The Concession comprises a northwest-southeast striking Cambrian-Ordovician belt of syngenetic carbonate hosted Zn-Pb mineralization which can be followed for more than 60 km.

ARMINEX S.A. AND ARGENTINA CONCESSION

LOCATION AND GEOLOGY

SAN JUAN CONCESSIONS

The El Leoncito prospect is the principal exploration target within the San Juan concessions. This prospect was first tested in 1969 by the United Nations. It is located 35 km to the southwest of Barreal, in San Juan Province. Access to the prospect is from Barreal along the Pachon Road. The prospect area consists of Permo-Triassic rhyolitic and granitic Choiyoy Formation, intruded by andesitic hornblende porphyry which has been propylitically and physically altered over a 1 km(2) surface area. The porphyry is limited by an oval breccia ring dyke 1 km across in the long axis.

The system is cut by NNE fractures superimposed on a northwest set. There is relict disseminated chalcopyrite, pyrite and molybdenite mineralization within altered zones. The alteration consists of sericite, kaolin and silica, and it is irregularly distributed at the surface. The most altered areas contain malachite, turquoise and black limonite with jarosite at the surface. Induced Polarization (I.P.) surveys of the area indicated that there are sulfides at depth (at about 200 metres). Three diamond drill holes were drilled by the United Nations. These did not intersect any mineralization of any significance. Each hole was +/-100 metres deep. One hole (No. 3) contained 40 - 1600 ppm Cu and 6 to 112 grams/tonne Mo. In the Company's view, the location of these holes was not wisely chosen because there was no road network in the area, and each hole was placed where there was easier access.

Argentina Minerals Development S.A., a subsidiary of an Australian resource company, drilled a hole to the east of the prospect, to check out a magnetic anomaly. This drill hole intersected anomalous molybdenum values (i.e. 0.3% Mo) and bornite.

LA PAMPA CONCESSIONS

The La Pampa concessions cover mainly outcropping rocks from the Permo-Triassic Choiyoy Group, which are believed to contain both porphyry and epithermal mineralizations related to young Tertiary intrusives into the Choiyoy group of rocks.

The concessions were claimed based on the above geological relations combined with major alterations. Within the La Pampa Concessions, quartz veins are present on the Chadi Levu prospect, but insufficient sampling has been done to determine their significance.

These concessions are also speculative exploration properties.

RIO NEGRO CONCESSIONS

The Rio Negro concessions comprise Arminex's most interesting properties, and are where Arminex has concentrated most of its previous exploration efforts. The Company also intends to conduct the main part of it's the exploration work for the next six to twelve months on these concessions.

The most promising properties are in the Los Menucos district, which is situated in the centre of Rio Negro Province within the physiographic division of the Somuncura Massif. This plateau consists of a Proterozoic metamorphic basement with younger igneous rocks and complexes above it. The most favourable rocks for mineralization are the Permo-Triassic Choiyoy Formation (and equivalents i.e. Garanilla, Los Menucos and Sierra Colorada Formations). In Rio Negro, the Permo-Triassic Choiyoy and older rocks are intruded by many plutons.

The Los Menucos district has the largest significant concentration of advance argillic altered Choiyoy- age ignimbrites and rhyolites in Argentina. The Company's interpretation of the geology is that much of the alteration is related to the intrusion of rhyolite dome fields below the multitudinous felsic volcanic rocks. Large bodies of phreatic breccias and also hematite-rich hypogene altered zones are associated with this alteration. Characteristic of this alteration regime are vuggy silica, quartz-stockwork, kaolin and pyrophyllite concentrations. The Los Menucos district has potential for acid sulfate (high sulfidation) type gold mineralization. The first significant discovery of this type is Arminex's El Puesto prospect.

The central part of the Los Menucos district is underlain by a thick sequence of Permo-Triassic, Choiyoy age, rhyolite, ignimbrite, dacite and rhyo-dacitic tuff sequences. The area is cut by literally hundreds of east-west trending faults which in many parts control base and precious metal mineralization. The Permo-Triassic Choiyoy rocks are intruded by granitic and monzonitic plutons. This igneous platform is overlain by Cretaceous and Tertiary (Miocene) basalts. Along the edges of the main basalt flows there are latite-cinder cone fields controlled by north-south trending faults. Potential gold and base metal exploration prospects are located at the intersections of east-west, north-south and north-westerly trending fault trends.

There are many old workings (fluorite and base metals) next to or within the well developed east-west trending fault systems, which appear to be post-Miocene. The faults cut the younger granitoids, but are covered by younger Tertiary basalt. All mineralization in the Los Menucos district appears to be pre- basaltic in age.

A Landsat image of the Los Menucos district was used to discover new mineralization. All white, whitish blue and cyan anomalies were checked on the ground. One hundred and six anomalies were checked. Of these, six were anomalous, containing alteration and gold mineralization and trace elements. Further fieldwork disclosed a zone 50km long and 10km wide, containing numerous showings of high-sulfidation disseminated gold mineralization. This zone trends from southeast to northwest. The main prospects within this zone are El Puesto (4 sq. km.), Caltrauna, where silification and strong alteration can be seen over an area of 20 sq. km, and Cuya/Aguadita, where new exploration discoveries of mineralization have expanded the potential area to nearly 30 sq. km.

ITEM 3. LEGAL PROCEEDINGS

The Company is not involved in any legal proceedings.

ITEM 4. CONTROL OF THE COMPANY

        (a) As far as is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any other foreign government.

        (b) The following table sets forth information as at February 29, 2000, the total amount of the Company's Common Shares owned by the Company's officers and directors as a group. The Company knows of no person who owned more than 10 percent of Common Shares.


                                            Number of Shares of                Percent
Name                                        Common Shares Owned               of Class
----                                        -------------------               --------
All Officers and directors as a Group (5
persons)                                         1,071,000                     10.82%


ITEM 5. NATURE OF TRADING MARKET

The common shares of the Company are listed on the Canadian Venture Exchange, which is the principal trading market ("CDNX"), under the symbol APC. The Company intends to make application to quote the common shares of the Company on the over-the-counter bulletin board market administered by the National Association of Securities Dealers Inc. (NASD). No assurance, however, can be given that such application for a quotation on the OTC-BB market will be successful. The Company's common shares have not previously traded in the United States on any recognized stock exchange or market.

As of February 29, 2000, there were three shareholders of record resident in the United States, representing approximately 1.77% of the total issued shares. The Company's common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of Pacific Corporate Trust Company in the City of Vancouver, British Columbia, the Registrar and Transfer Agent for the common shares.

The high and low prices expressed in Canadian dollars on the CDNX for the Company's common shares for each quarter for the last three fiscal years are as follows:


                                                                    Canadian Venture
                                                                        Exchange
                                                                   (Canadian Dollars)
1999-2000                                                       High                  Low
---------                                                       ----                  ---
First Quarter ended May 31, 1999                                $1.50                $0.70
Second Quarter ended August 31, 1999                            $1.40                $0.90
Third Quarter ended November 30, 1999                           $0.64                $0.62
Fourth Quarter ended February 29, 2000                          $0.41                $0.30

                                                                    Canadian Venture
                                                                        Exchange
                                                                   (Canadian Dollars)
1999-1998                                                       High                  Low
---------                                                       ----                  ---
First Quarter ended May 31, 1998                                $0.75                $0.50
Second Quarter ended August 31, 1998                            $0.85                $0.50
Third Quarter ended November 30, 1998                           $0.65                $0.50
Fourth Quarter ended February 28, 1999                          $0.75                $0.48

The Company's securities are subject to the "penny stock" rules as defined in Rule 3a51-1 of the 1934 Exchange Act. Accordingly, the "penny stock" disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares, because the rules require broker-dealers, in accepting any instructions from clients to acquire their first "penny stock", to obtain documents of their client's financial situation, investment objectives, and investment experience. Further, in accepting the account, the broker-dealer must state why speculative securities are suitable for the client and must obtain the client's signature before an account is actually opened; the broker-dealer must also obtain the client's written approval for the first three transactions, and provide monthly account statements; and


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

Foreign Investment and Currency Regulations in Canada

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 7 - "Taxation."

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Memorandum or Articles of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act. Provisions of the Investment Canada Act are complex and any non-Canadian contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Investment Canada Act might apply.

For the purposes of the Investment Canada Act, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

Foreign Investment and Currency Regulations in Portugal

Portugal is a member of the European Union, and Portugal does not impose restrictions on foreign investment in mining. There are no restrictions on foreign currency exchange, but all foreign exchange must be registered or at least submitted to an "after the fact" control by the Bank of Portugal.

The taxation of companies is fixed at a 36.5% rate, with an additional surplus for local authorities of 10% over the 36.5% rate. Dividends paid to non-residents are taxed at a rate of 25% which, in most cases, is withheld at the source. Interest income is taxed at a 20% rate, and royalties and fees at 15%. The current

Value Added Tax (VAT) is generally 17%, with some provinces being lower. There is no limitation on the deductibility of foreign expenses, and there are no restrictions on intercompany transactions.

Foreign Investment and Currency Regulations in Argentina

Argentina is part of MERCOSUR, a free trade bloc also including Brazil, Chile, Paraguay and Uruguay. Although there is an officially fixed US dollar-peso exchange rate, there are presently no other restrictions on the exchange of currency or repatriation of profits or capital in Argentina. Foreign investment in mining is encouraged under the Investment Promotion Program, and legislation enacted in 1993 and 1994 providing for special tax incentives. Mining related laws to encourage investment in mining include equal tax treatment for foreign and domestic investors; allowing accelerated depreciation allowances; and the recent implementation of a mining law which guarantees fiscal stability for 30 years after the presentation of a final feasibility study.

Foreign and domestic companies face the same tax liabilities, and Argentine tax law caps the income tax rate at thirty percent (30%). There are no duties on imported equipment, and there is no tax on dividends. Production royalties to the provinces are capped at three percent (3%), with some provinces waiving the royalty entirely.

ITEM 7. TAXATION

Material Canadian Federal Income Tax Consequences

The following is a summary that describes the material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a Canadian resident corporation that is listed on a prescribed stock exchange, unless the share represents "taxable Canadian property" to the holder thereof. The Company is a

Canadian resident corporation and the Canadian Venture Exchange is a prescribed stock exchange for purposes of the ITA. A common share of the Company will be taxable Canadian property to a non- resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non- resident holder and persons with whom he did not deal at arm's length owned not less than 25% of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Consequences

The following is a summary of United States federal income tax considerations material to a holder of Common Shares and who is a United States citizen or resident or a United States domestic corporation who owns the Common Shares as a capital asset ("United States Investor"). This description is not exhaustive of all possible income tax consequences applicable to United States Investors and does not address the tax consequences of United States Investors subject to special provisions of federal income tax law such as tax exempt organizations, trusts and significant shareholders. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions and current administrative rulings and pronouncements of the United States Internal Revenue Service ("IRS") that are currently applicable, all of which are subject to change, possibly with retroactive effect. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein. Potential investors are advised to consult their own tax advisors regarding the tax consequences of acquiring, holding or disposing of the Common Shares in light of their particular circumstances.

Basis. A United States Investor will have a basis in the Common Shares equal to his or her purchase price for United States federal tax purposes.

Dividends. Cash dividends paid out of the Company's current and accumulated earnings and profits to a holder of Common Shares who is a United States Investor will be taxed as ordinary income for United States federal income tax purposes. Cash distributions in excess of the current and accumulated earnings and profits of the Company will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the United States Investor's basis in the Common Shares and then as gain from the sale or exchange of a capital asset.

As discussed above in "Material Canadian Federal Income Tax Considerations," such dividends generally will also be subject to a Canadian withholding tax. The deduction for dividends received which is usually available to corporate shareholders is generally not available for dividends paid from a foreign corporation such as the Company. Pursuant to Sections 164 and 901 of the Code, a United States Investor may generally elect, for U.S. federal income tax purposes, to claim either a deduction from gross income for such Canadian withholding taxes or a credit against its United States federal income taxes with respect to such Canadian taxes. The choice of taking a deduction or claiming a credit is up to the taxpayer.

In general, a United States Investor, other than a shareholder owning 10% or more of the voting power of the Company, will be entitled to claim a foreign tax credit only for taxes, if any, imposed on dividends paid to such United States Investor (such as withholding taxes) and not for taxes, if any, imposed on the

Company or on any entity in which the Company has made an investment. The amount of the foreign tax credit that may be claimed is limited to that proportion of the tax against which the credit is taken that the holder's taxable income from non-United States sources bears to the holder's entire taxable income for that taxable year. The foreign tax credit limitation is applied separately to different categories of income. Generally, for purposes of applying such foreign tax credit limitations, dividends are included in the passive income category.

Dispositions of Common Shares. Subject to the discussion below of the consequences of the Company being treated as a Passive Foreign Investment Company or a Foreign Investment Company, gain or loss realized by a United States Investor (other than a 10-percent shareholder of the Company) on the sale or other disposition of Common Shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such United States Investor's basis in the Common Shares and the amount realized on the disposition. In general, such capital gain or loss will be long-term capital gain or loss if the United States Investor has held the Common Shares for more than one (1) year at the time of the sale or exchange. In general, gain from a sale, exchange or other disposition of the Common Shares by a United States Investor will be treated as U.S. source income.

Special United States Federal Income Tax Considerations

Passive Foreign Investment Company. The Company believes that it is a passive foreign investment company ("PFIC") for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company's shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% on more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company's assets.

Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") (described below), or (ii) marks the stock to market (described below), the following rules will apply:

        1. Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

        2. The entire amount of any gain realized upon the sale or other disposition of the share will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed against as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. (In temporary regulations, Treasury provides procedures for both retroactive and protective elections). Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder's holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; receiving in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect; and filing a copy of the Form with the Philadelphia Service Center. As provided in IRS Notice 88-125, the PFIC Annual Information Statement must include the shareholder's pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC's taxable year or information that will enable the shareholder to calculate its pro rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. Temporary regulations have recently clarified that a shareholder may obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro rata shares of the PFIC's ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC's books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.

Because the Company's stock is "marketable" under Section 1296(e), a U.S. investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under Section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year.
Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. investor has marked to market, coordination rules for limited application will apply in the case of a U.S. investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFCs"). A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. (The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders).

The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC's earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment.

The Company does not believe that it will be a CFC. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company (a "PHC") if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company (an "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

The Company believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company's future status.

U.S. Information Reporting and Backup Withholding. Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor's federal income tax liability.

Filing of Information Returns. Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return at the Internal Revenue Center where they are required to file their tax returns with a copy to the Internal Revenue Service Center,

Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

ITEM 8. SELECTED FINANCIAL DATA

The selected consolidated audited financial data has been derived from the financial statements of the Company and has been prepared in accordance with Canadian generally accepted accounting principles. This data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto presented elsewhere in this Registration Statement and with "Management's Discussion and Analysis of Financial Conditions and Results of Operations." Differences in generally accepted accounting principles in Canada and those in the U.S. for the Company are disclosed in Note 13 to the consolidated financial statements.


                                                                  APAC Minerals Inc.
                                                                 (in Canadian dollars)

                                                                  Fiscal Period Ended
                                        ------------------------------------------------------------------------
                                                                                                     September
                                        Year Ended          Year Ended          Year Ended           9, 1996 to
                                        February 29         February 28,        February 28,        February 28,
                                           2000                1999                1998                1997
                                        -----------         ------------        ------------        ------------
Summary of Operations:
Revenue
  Share of income (loss) of
  affiliated company net of
  withholding taxes                            Nil                  Nil                Nil                Nil

Interest and miscellaneous
  income                               $    31,062          $     7,474          $   4,207                Nil
                                       -----------          -----------          ---------
                                       $    31,062          $     7,474          $   4,207                Nil
Expenses
  General and administrative           $   439,809          $    76,529          $  43,770          $  23,387
                                       -----------          -----------          ---------          ---------
Operating Income (loss)                $  (408,747)         $   (69,055)         $ (39,563)         $ (23,387)

Write off of mineral interests                  --          $  (302,757)                --                 --
                                       -----------          -----------          ---------          ---------
Net Income (loss)                      $  (408,747)         $  (371,812)         $ (39,563)         $ (23,387)
                                       -----------          -----------          ---------          ---------
Income (loss) per share                $     (0.05)         $     (0.09)         $   (0.02)         $   (0.01)
                                       ===========          ===========          =========          =========
Balance Sheet Data:

Total assets                           $ 3,676,739          $   942,013          $ 719,668          $ 301,387

Cash and term deposits                 $   894,962          $    61,244          $ 399,159          $ 162,758

Note payable                                    --          $   150,000                 --                 --

Shareholders' equity (before           $ 4,488,993          $ 1,218,900          $ 718,900          $ 307,500
deficit)

U.S. generally accepted accounting principles ("US GAAP") require that exploration costs of mineral interests be expensed during the period incurred, and cannot be deferred and capitalized until there is evidence of economically recoverable resources, as permitted under Canadian generally accepted accounting principles. Accordingly, the Company's exploration costs incurred for mineral interests will not be capitalized for U.S. GAAP as the Company is at present exploring its properties for economically recoverable ore reserves. The effect of the write-off of these exploration costs is presented in Notes 13(a) and 13(b) of the consolidated financial statements. U.S. GAAP would classify deferred exploration costs as operating activities, as opposed to investment activities under Canadian GAAP.

In addition, U.S. GAAP require that the fair value of any escrowed shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. On December 8, 1999, 375,000 escrowed shares were released from escrow, and therefore their fair value of Cdn.$168,750 has been charged to income as a compensation expense for the last fiscal year ended February 29, 2000 under U.S. GAAP. As any escrowed shares which have not been released from escrow on or before October 3, 2007 will be cancelled, they are excluded from the calculation of the weighted average number of shares for purposes of loss per share under U.S. GAAP. The effect of the exclusion of the escrowed shares on the Company's financial statements is presented in Note 13(b) of the consolidated financial statements.

Under Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" and related interpretations, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Note 13(e) to the consolidated financial statements sets out the reconciliation for the calculation of net loss and loss per share as if compensation costs for the stock options had been determined based on the fair value at the date of grant.

The following table presents the Company's selected financial data adjusted in accordance with US GAAP, after taking into consideration the above described differences in Canadian generally accepted accounting principles:


                                                                  APAC Minerals Inc.
                                                                (in Canadian dollars)

                                                                 Fiscal Period Ended
                                         ---------------------------------------------------------------------
                                                                                                   September
                                         Year Ended          Year Ended         Year Ended         9, 1996 to
                                         February 29,        February 28,       February 28,      February 28,
                                            2000                1999               1998               1997
                                         ------------        ------------       ------------      ------------
Summary of Operations:
Revenue
  Share of income (loss) of
  affiliated company net of
  withholding taxes                              Nil                Nil                Nil                Nil

Interest and miscellaneous
  income                                 $    31,062          $   7,474          $   4,207          $       0
                                         -----------          ---------          ---------          ---------
                                         $    31,062          $   7,474          $   4,207                  0

Write off of mineral interests           $         0          $(302,757)         $       0          $       0
                                         -----------          ---------          ---------          ---------

                                                                  APAC Minerals Inc.
                                                                (in Canadian dollars)

                                                                 Fiscal Period Ended
                                         ---------------------------------------------------------------------
                                                                                                    September
                                         Year Ended           Year Ended         Year Ended         9, 1996 to
                                         February 29,         February 28,       February 28,      February 28,
                                            2000                 1999               1998               1997
                                         ------------         ------------       ------------      ------------
Expenses
  General and administrative             $   439,809          $   76,529          $  43,770          $  23,387
                                         -----------          ----------          ---------          ---------
Operating Income (loss)                  $  (408,747)         $ (371,812)         $ (39,563)         $ (23,387)

Release of escrow shares as
compensation                             $  (168,750)                  0                  0                  0

Write off of mineral interests
to adjust to US GAAP                     $(1,888,006)         $ (564,955)         $(161,516)         $(130,487)
                                         -----------          ----------          ---------          ---------
Net Income (loss) US GAAP                $(2,465,503)         $ (936,767)         $(201,079)         $(153,874)
                                         -----------          ----------          ---------          ---------
Income (loss) per share                  $     (0.33)         $    (0.27)         $   (0.14)         $   (0.13)
                                         ===========          ==========          =========          =========
Balance Sheet Data:

Total assets US GAAP                     $   931,775          $   85,055          $ 427,665          $ 170,900

Cash and term deposits                   $   894,962          $   61,244          $ 399,159          $ 162,758

Note payable                                      --          $  150,000                 --                 --

Shareholders' equity (before
deficit)                                 $4,657,743           $1,218,900          $ 718,900          $ 307,500


Exchange Rate Information

The following table sets forth information as to the period end, average, high and low exchange rates for Canadian Dollars and U.S. dollars for the periods indicated, based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian $ = U.S. $1).


  Year Ended:            Period
  February 28             End                Average              High                Low
  -----------            ------              -------             ------              ------
     1997                1.3670              1.3617              1.3310              1.3775
     1998                1.4236              1.4032              1.3649              1.4637
     1999                1.5090              1.5010              1.4075              1.5770
     2000                1.4505              1.4767              1.4350              1.5286
=================================================================================================

Although the Company carries out exploration activities in Portugal and Argentina, all of its option payments or other material commitments are payable in either Canadian or U.S. dollars. The Company currently has no operating income from sources in either Portugal or Argentina.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discusses the Company's financial condition and results of operations based upon the Company's consolidated financial statements which have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Item 8 above and Note 13 to the Company's consolidated financial statements which discuss differences between Canadian and U.S. generally accepted accounting principles.

RESULTS OF OPERATIONS

YEAR ENDED FEBRUARY 29, 2000, COMPARED TO THE YEAR ENDED FEBRUARY 28, 1999

REVENUES. Interest income was $7,474 in fiscal 1999, and increased to $31,062 in fiscal 2000. This increase was due to the amount of cash assets held by the Company during the fiscal year.

EXPENSES. General and administrative expenses for the fiscal year ended February 29, 2000, increased by $363,280 from $76,529 in fiscal 1999 to $439,809 in fiscal 2000. The increase in expenses is primarily due to the Company's increased financing, and exploration and property acquisition activities, the largest increase being legal expenses which increased from $19,381 to $142,374, followed by promotional and travel expenses which increased from $10,516 to $52,860, and office expenses which increased from $9,371 to $47,834.

NET LOSS. The Company incurred a loss of $408,747 for the year ended February 29, 2000, compared to a net loss of $371,812 for the year ended February 28, 1999. The increase in net loss was primarily due to the increase in general overhead expenses.

YEAR ENDED FEBRUARY 28, 1999, COMPARED TO THE YEAR ENDED FEBRUARY 28, 1998

REVENUES. Interest income was $4,207 in fiscal 1998, and increased to $7,474 in fiscal 1999.

EXPENSES. General and administrative expenses for the fiscal year ended February 28, 1999, increased by $32,759 from $43,770 in fiscal 1998 to $76,529 in fiscal 1999. The increase in expenses is primarily due to the increased property acquisition and exploration activities of the Company in Portugal, the largest increase being administration costs which increased from $3,000 to $12,000, followed by regulatory filing and due diligence fees which increased from $9,933 to $13,952, and legal fees and expenses which increased from $17,877 to $19,381, during the last fiscal year. Travel expenses increased from $4,546 to $10,516 during the last fiscal year.

NET LOSS. The Company incurred a loss of $371,812 for the year ended February 28, 1999, compared to a net loss of $39,563 for the year ended February 28, 1998. The increase in net loss was primarily due to the write-off of $302,757 in acquisition and exploration expenses, incurred by the Company on the

Company's Millennium Property which was located in British Columbia, Canada. The Millennium Property was written-off due to poor exploration results.

LIQUIDITY AND CAPITAL RESOURCES

The Company owns exploration concessions in Portugal and an option to acquire an equity position in a company which owns exploration concessions in Argentina (see: "Description of Business" herein). At this time, the Company has no substantial revenues, and does not anticipate any substantial revenues until the Company is able to place into production and operate a mineral property as a mine, or the Company is able to sell all or a portion of its mineral properties to a major mining company. The Company will need additional funds to develop any potential mine. Historically, the Company has raised funds through equity financings consisting of the exercise of outstanding options and the issuance of common shares and warrants to fund its operations and provide working capital for its subsidiaries. It is anticipated that the Company will finance its operations and those operations of its subsidiaries through future equity financings or through funding from joint venture participants.

During fiscal year ending 2001, the Company believes that it will need approximately $80,000 for its operations and exploration activities. The Company intends to meet this requirement through its existing working capital and equity financing. The exploration and development work will primarily be on the Company's Portuguese properties. The Company will also await the results of the additional exploration work to be performed by Rio Tinto on the Cuya Prospect. In the event that either the Company or Rio Tinto is unable to complete the proposed exploration work, this may have an adverse effect on the Company's business objectives. In the event the Company decides to mine its properties after establishing economic ore, if any, it may be necessary to raise additional funds beyond those previously indicated.

In the event the Company decides to conduct additional exploration work, or to mine its properties after establishing economic mineralization, if any, it will be necessary to raise additional funds beyond those previously indicated.

The Company expects it has reached the required exploration expenditures to earn its 51% interest in Arminex, upon completion of the exploration and drilling program by Rio Tinto on the Los Menucos Project. Based on the results of the exploration work, the Company will need to make a decision regarding the exercise of the third option to purchase the remaining 49% interest in Arminex by the issuance of 5,000,000 common shares (see "Description of Business - Acquisition of Equity Interest in Arminex S.A. and Argentina Concessions").

As of February 29, 2000 and February 28, 1999, the Company's working capital (deficit) was $890,561 and ($73,655), respectively. The increase in working capital during fiscal 2000 being due to the issuance of securities of the Company to raise $2,966,093 in aggregate. The Company expended $1,584,006 in deferred exploration costs, and $10,661 for the purchase of capital assets.

As of February 28, 1999 and February 28, 1998, the Company's working capital (deficit) was ($73,655) and $362,903, respectively. The decrease in working capital during fiscal 1999 being related to the exploration work which was carried out by the Company during the last fiscal year. As at November 30, 1999 and November 30, 1998, the Company's working capital was $221,137 and $107,323 respectively. The increase in working capital during this interim period, being related to the equity financing activities of the Company.

Cash used for operating activities of the Company totaled $1,982,259 during the year ended February 29, 2000, as compared to cash used for operating activities of $477,915 during the year ended February 28, 1999. Activities for fiscal year 2000 related primarily to the exploration of the Company's mineral property interests. Cash provided by financing activities for the year ended February 29, 2000, was $2,816,093. During the fiscal year ended February 29, 2000, the Company received $2,966,093 from the sale of its common stock. Cash used in investing activities for the year ended February 29, 2000, amounted to $10,661 related to purchase of capital assets and for the year ended February 28, 1999, cash used in investing activities amounted to $10,000 primarily related to the acquisition of mineral property interests.

Cash used for operating activities of the Company totaled $477,915 during the year ended February 28, 1999, as compared to cash used for operating activities of $173,771 during the year ended February 28, 1998. Cash provided by financing activities for the year ended February 28, 1998, was $411,400. During the fiscal year ended February 28, 1999, the Company received a loan of $150,000, bearing interest at 12% per annum. Cash used in investing activities for the year ended February 28, 1999, amounted to $10,000 related to acquiring mineral property interests, and for the year ended February 28, 1998, cash used in investing activities amounted to $1,228 primarily related to the purchase of capital assets.

The Company does not believe that inflation will affect the Company's operations at this stage of its development.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

The Company's management does not anticipate that U.S. accounting standards which have been issued but not yet adopted will have a material impact on the Company's financial position, in its current stage of mineral exploration activities.

ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY


Name and Position
with Company                 Principal Occupation           Term of Office      Office Held Since
------------                 --------------------           --------------      -----------------
TORE BIRKELAND               Director of Naneco Minerals    Annual              1997
                             Ltd.; Director of Poplar       Shareholders
President and Director       Resources Ltd.; Previously,    Meeting in 2001
                             President and a Director of
                             Zappa Resources Ltd.;
                             Managing Director of
                             Prominex S.A., a mineral
                             exploration company.

DON H.C. HO(1)               President and Chief            Annual              1996
                             Executive Officer of CPAC      Shareholders
Director                     (Care) Holdings Ltd.;          Meeting in 2001
                             President of Trans City
                             Properties Ltd. a real estate
                             development and
                             management company.
                             Previously President and
                             Director of Transtech
                             Industries Inc. and Director
                             of Native Strategic
                             Investments Ltd.

Name and Position
with Company                 Principal Occupation           Term of Office      Office Held Since
------------                 --------------------           --------------      -----------------
JOANNE YAN(1)                Vice-President and Director    Annual              1996
                             of CPAC (Care) Holdings        Shareholders
Director, Vice-President     Ltd., a developer and          Meeting in 2001
and Secretary                operator of senior housing;
                             President and Director of
                             Joyco Consulting Services
                             Inc., a corporate finance and
                             investment consulting firm;
                             Director of Pacific Star
                             Resources Inc. and Desert
                             Holdings Inc.;  Previously a
                             Director of Transtech
                             Industries Inc.

STEPHEN D. ALFERS            Attorney-at-Law, Partner       Annual              1999
                             Alfers & Carver, LLC.          Shareholders
Director                     Director of Zappa Resources    Meeting in 2001
                             Ltd.

SVEN-ERIK SETTERBERG(1)      Mining financier; Director     Annual              1999
                             of EuroZinc Mining Corp.       Shareholders
Director                     from 1996 to April, 1999,      Meeting in 2001
                             President, Arminex S.A.
                             from 1996 to present
=================================================================================================

(1) Member of the Audit Committee.

The last annual meeting of shareholders was held on July 17, 2000, at which time all directors were re-elected and officers were re-appointed.

In regards to the executive officers of the Company, Tore Birkeland, President, serves the Company is this capacity on a part time basis, and devotes approximately three quarters of his time to the affairs of the Company. The Secretary, Joanne Yan, serves the Company in this capacity on a full time basis.

Some of the directors and officers of the Company are also directors or officers of other exploration companies as disclosed in the table above. Accordingly, it is possible that certain opportunities may be offered to both the Company and to such other companies, and further that those other companies may participate in the same opportunities in which the Company has an interest. In exercising their powers and performing their functions, the directors and officers of the Company are required by law to act honestly and in good faith and in the best interests of the Company, and to exercise the care, diligence and skill of a reasonably prudent person. Every director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company, must disclose the nature and extent of his interest at a meeting of the directors. Every such director must account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless he discloses his interest and, after his disclosure, the proposed contract or transaction is approved by the directors and he abstains from voting on the approval of the proposed contract or transaction.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth particulars concerning the compensation of the executive officers as defined in Form 41 prescribed by the "Regulations" under the Securities Act of the Province of British Columbia for the Company's financial year ended February 29, 2000.

The Company has one executive officer, Tore Birkeland, President of the Company.


                           SUMMARY COMPENSATION TABLE

                          Annual Compensation                                      Long-Term
                          -------------------                                      ---------
                                                                              Compensation Awards
                                                                              -------------------
                                                                           Securities     Restricted
Name/                                                                         Under         Shares/
Principal                                    Bonus for    Other Annual     Options/SARs      Units        All Other
Position           Period        Salary      the Year     Compensation       Granted        Awarded      Compensation
--------           ------        ------      ---------    ------------     ------------     -------      ------------
                                   $             $              $             (#)(1)           $               $
Tore              February
Birkeland,        29, 2000      $10,000(2)        --          20,000(2)        120,000         --             --
President         February
                  28, 1999         Nil           --             --              80,000         --             --
                  February
                  28, 1998         Nil           --             --              80,000         --             --
                  February
                  28, 1997         Nil           --             --              80,000         --             --

--------------------
(1) Represents total common shares under stock options as of the end of the fiscal period.

(2) See "Service Contracts".


Long Term Incentive Plan Awards to Named Executive Officers

The Company has made no long term incentive plan awards during the fiscal year ended February 29, 2000 to any executive officer of the Company, and none are proposed. The Company has no pension plan, and accordingly no amount has been set aside or accrued for pension, retirement or similar benefits.

Options and SAR's granted to Named Executive Officers

Grant of options to purchase or acquire securities of the Company and, its subsidiaries, if any, and stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the Securities Act of the Province of British Columbia were made to the named executive officers during the financial year ended February 29, 2000 as follows:

                           Summary Options & SAR Table

====================================================================================================
                                     % of Total                       Market Value
                                      Options                        of Securities
                                     Granted to                        Underlying
   Name of         Securities       Employees in      Exercise or   Options on Date
  Executive       Under Options    Financial Year     Base Price        of Grant
   Officer          Granted (#)      or Period       ($/Security)     ($/Security)   Expiration Date
----------------------------------------------------------------------------------------------------
Tore Birkeland        40,000            20%             $0.75            $0.75       March 15, 2001
----------------------------------------------------------------------------------------------------

Options and SAR's Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each of the Named Executive Officer during the financial year ended February 29, 2000 including the end value of unexercised options and SARs:

     Aggregated Option/SAR Exercised During Most Recent Completed Financial
                    Year End and Period End Option/SAR Values


                                                                                     Value of
                                                                                  Unexercised In-
                    Securities Acquired   Aggregate Value       Unexercised          The-Money
                        on Exercise          Realized         Options/SARs at     Options/SARs at
                                                                Period End          Period End
                                                                                        ($)
Name                         #                    $             Exercisable         Exercisable
---------------------------------------------------------------------------------------------------
Tore Birkeland              Nil                 Nil               120,000             $52,800
---------------------------------------------------------------------------------------------------

Service Contracts

The Company has entered into the following employment or consulting services agreements:

1. Employment Agreement between the Company and Tore Birkeland dated effective as of May 1, 1999 for services to be provided within Canada as President and a director of the Company, at a salary of $1,000 per month for a one year period, renewable annually;

2. Employment Agreement between the Company and Tore Birkeland dated effective as of May 1, 1999 for services to be provided outside Canada in respect of prospecting, exploration, mine development, and mining operations, at a salary of $2,000 per month for a one year period, renewable annually;

3. Consulting Agreement between the Company and Joyco Consulting Services Ltd. ("Joyco"), a company controlled by Joanne Yan, dated effective May 1, 1999 for services to be provided as Vice- President of the Company, at a renumeration of $2,000 per month for a two (2) year period, renewable on an annual basis thereafter.

The above employment or consulting services agreements between the Company and the above affiliated persons, are on terms at least as favorable as those that could have been obtained from unaffiliated parties on an arm's length basis.

Compensation of Directors

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, other than the unissued Treasury Shares reserved for the grant of Directors' Stock Options. Stock Options have been, and it is anticipated that they will continue to be, issued from time to time by the Board of Directors to the Directors as compensation. In general, the exercise price of the stock options to be granted shall be equal to the minimum discounted market price preceding the date of grant permitted under the policies of the Canadian Venture Exchange. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors.

Stock Options

Options are granted in order to attract, retain and motivate directors, officers and employees of the Company and other persons who provide services or who are of special value to the Company and to closely align the personal interest of such individuals to that of the Company.

During the financial year ended February 29, 2000 the following options were issued to purchase shares of the common stock of the Company.

======================================================================================================
                                                                          MARKET
                                                                         VALUE OF
                                                                        SECURITIES
                                                                        UNDERLYING
NAME OF DIRECTOR                             % OF TOTAL                 OPTIONS ON
 OR OFFICER AND                               OPTIONS      EXERCISE OR    DATE OF
 EMPLOYEES AS A                              GRANTED IN    BASE PRICE      GRANT
     GROUP               OPTION GRANTED (#)  FISCAL YEAR    ($/SHARE)    ($/SHARE)    EXPIRATION DATE
------------------------------------------------------------------------------------------------------
Tore Birkeland                 40,000           8.16%         $0.75        $0.75      March 15, 2004
Joanne Yan                     40,000           8.16%         $0.75        $0.75      March 15, 2004
Sven-Erik Setterberg           70,000          14.28%         $0.55        $0.48      October 15, 2001
Stephen Alfers                 70,000          14.28%         $0.55        $0.48      October 15, 2001
Rafael Monillor                25,000           5.10%         $0.55        $0.48      October 15, 2001
(Director of
Subsidiary)
Employees as a Group           30,000           6.12%         $0.55        $0.48      October 15, 2000
                               95,000          19.38%         $0.55        $0.48      October 15, 2001
                              120,000          24.48%         $0.75        $0.75      March 15, 2001
======================================================================================================





ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

Outstanding stock options are held by directors and officers and employees of the Company, as separate groups:


===================================================================================
                         NUMBER OF             EXERCISE PRICE
                         COMMON SHARES         PER COMMON
GROUP                    UNDER OPTION          SHARE               EXPIRY DATE
-----------------------------------------------------------------------------------
Directors and Officers   190,000               $0.48               October 3, 2002
                         165,000               $0.55               October 15, 2001
                         80,000                $0.75               March 15, 2004
-----------------------------------------------------------------------------------
Employees                30,000                $0.55               October 15, 2000
                         120,000               $0.75               March 15, 2001
                         95,000                $0.55               October 15, 2001
===================================================================================

The Company has also issued non-transferable share purchase warrants to purchase up to 3,058,500 common shares pursuant to private placements, exercisable at the following exercise prices within the following dates:


===================================================================================
WARRANTS                      EXERCISE PRICE            EXPIRY DATE
-----------------------------------------------------------------------------------
1,122,500 shares                 $0.55/sh             March 29, 2000
                                 $0.75/sh             March 29, 2001
-----------------------------------------------------------------------------------
1,340,000 shares                 $0.55/sh             April 12, 2000
                                 $0.75/sh             April 12, 2001
-----------------------------------------------------------------------------------
510,000 shares                   $1.00/sh              Sept. 7, 2000
                                 $1.15/sh              Sept. 7, 2001
===================================================================================

===================================================================================
WARRANTS                      EXERCISE PRICE            EXPIRY DATE
-----------------------------------------------------------------------------------
86,000 shares                    $1.00/sh             Sept. 10, 2000
                                 $1.15/sh             Sept. 10, 2001
===================================================================================


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Pursuant to an Option to Purchase and Shareholders' Agreement dated October 24, 1998, as amended November 27, 1998, February 6, 1999, March 25, 1999, and June 4, 1999 between the Company and Arminex, S.A., Lafayette Limited and Ilmars Gemuts, more particularly described under the heading "Acquisition of Equity Interest in Arminex, S.A.", the Company obtained the exclusive options to purchase up to a 100% equity interest Arminex. Mr. Sven-Erik Setterberg, an appointed director of the Company, is also President of Arminex, S.A. The Company believes the terms of this Acquisition Agreement are at least as favorable as those that could have been obtained from unaffiliated parties.

By a Sub-Lease Agreement dated December 18, 1997, the Company agreed to pay to CPAC (Care) Holdings Ltd. ("CPAC") $350 per month plus taxes, for rent, maintenance fees, property taxes, and hydro expenses. CPAC has two directors in common with the Company, Mr. Don H.C. Ho and Ms. Joanne Yan. Effective March 31, 1999, the sub-lease was terminated by mutual agreement, as the Company re-located to new office premises.

During the fiscal year ended February 29, 2000, the Company paid legal fees of $23,567 to a law firm of which Stephen Alfers is a partner. The Company believes these fees were comparable to fees that would have been charged by an independent third party.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

General Attributes

The Company proposes to register its common shares without par value. Holders of common shares of the Company are entitled to one vote per share at meetings of shareholders, to receive such dividends as are declared by the Company, and to receive the remaining assets of the Company upon its liquidation, dissolution of winding-up. The common shares rank equally as to dividends, voting rights, and participation in assets. The common shares are not subject to call or assessment, nor pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Voting

For the purposes of conducting business at any annual general meeting of shareholders, a quorum of members entitled to attend and vote must be present at the commencement of the meeting. A quorum shall be at least two members or one or more proxy holders representing two members, or one member and a proxy holder representing another member. If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting will stand adjourned to the same day in the next week, at the same time and place. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the member or members present or being represented by proxy shall be a quorum. At any general meeting, a resolution put to the vote of the meeting shall be decided by a show of hands, unless before or on the declaration of the result of the show of hands, a poll vote is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. Upon a poll, every member or proxy holder will have one vote for every share held, however, a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all of the votes he uses in the same way.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY OF REGISTERED SECURITIES

Not applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

Auditor's Report ........................................................................      F-1

February 29, 2000 and February 28, 1999, 1998 and 1997 (audited) ........................      F-2

Consolidated Statements of Operations and Deficit
for the Years Ended February 29, 2000 and February 28, 1999, 1998 and 1997 (audited) ....      F-3

Consolidated Statements of Cash Flows
for the Years Ended February 29, 2000 and February 28, 1999, 1998 and 1997 (audited) ....      F-4

Notes to Consolidated Financial Statements ..............................................      F-5

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)     Financial Statements:  See Item 17

(b)     Exhibits:

        Figure 1 - Portel-Moura-Ficalho Concession Location Map*

        Figure 2 - Argentina Concessions Location Map*

        Figure 3 - El Puesto Drill Locations*

        Figure 4 - Caltrauna Drill Locations*

        Figure 5 - Cuya/Aguadita Drill Locations*

        Exhibit "A"   Memorandum of the Company*

        Exhibit "B"   Articles of the Company*

----------------
* Denotes exhibits previously filed with Form 20-F filed on December 1, 1999.

                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: September 12, 2000            APAC MINERALS INC.



                                     By: Signed "Tore Birkeland"
                                         ---------------------------------------
                                         Tore Birkeland, Chief Executive Officer

APAC MINERALS INC.

Consolidated Financial Statements
(IN CANADIAN DOLLARS)

February 29, 2000,
February 28, 1999, 1998 and 1997


INDEX

Auditors' Report

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

[ELLIS FOSTER LETTERHEAD]


AUDITORS' REPORT


TO THE SHAREHOLDERS OF

APAC MINERALS INC.

We have audited the consolidated balance sheets of APAC MINERALS INC. as at February 29, 2000, February 28, 1999, 1998 and 1997 and the consolidated statements of operations and deficit and cash flows for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at February 29, 2000, February 28, 1999, 1998 and 1997 and the results of its operations and cash flows for the periods then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding period.



Vancouver, Canada                           "ELLIS FOSTER"
March 15, 2000                              Chartered Accountants


COMMENTS BY AUDITS FOR U.S. READERS ON CANADA-U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which conforms with the GAAP in United States in most respects. The additional disclosures and reconciliation of consolidated financial statement items to conform with U.S. GAAP are summarized in Note 13 of the consolidated financial statements.


Vancouver, Canada                           "ELLIS FOSTER"
March 15, 2000                              Chartered Accountants

APAC MINERALS INC.

Consolidated Balance Sheet
(IN CANADIAN DOLLARS)
-----------------------------------------------------------------------------------------------------------------------------
                                                   February 29          February 28          February 28          February 28
                                                          2000                 1999                 1998                 1997
-----------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
  Cash and cash equivalents                        $   894,962          $    61,244          $   399,159          $   162,758
  Refundable tax credits and sundries                   20,410               17,976               23,558                8,142
  Prepaid expenses                                       6,444                5,000                3,904                   --
-----------------------------------------------------------------------------------------------------------------------------
                                                       921,816               84,220              426,621              170,900

CAPITAL ASSETS                                           9,959                  835                1,044                   --

MINERAL INTERESTS (Note 3)                           2,744,964              856,958              292,003              130,487
-----------------------------------------------------------------------------------------------------------------------------
                                                   $ 3,676,739          $   942,013          $   719,668          $   301,387
=============================================================================================================================

LIABILITIES

CURRENT
  Bank indebtness                                  $    10,545          $        --          $        --          $        --
  Accounts payable and accrued liabilities              20,710                7,875               63,718               17,274
  Notes payable                                             --              150,000                   --                   --
-----------------------------------------------------------------------------------------------------------------------------
                                                        31,255              157,875               63,718               17,274
-----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                               4,488,993            1,218,900              718,900              307,500

DEFICIT                                               (843,509)            (434,762)             (62,950)             (23,387)
-----------------------------------------------------------------------------------------------------------------------------
                                                     3,645,484              784,138              655,950              284,113
-----------------------------------------------------------------------------------------------------------------------------
                                                   $ 3,676,739          $   942,013          $   719,668          $   301,387
=============================================================================================================================

SUBSEQUENT EVENTS (Note 10)






APPROVED BY THE DIRECTORS:             "Joanne Yan"        "Tore Birkeland"
                                       ------------        ----------------
                                        Joanne Yan          Tore Birkeland

APAC MINERALS INC.

Consolidated Statement of Operations and Deficit
(IN CANADIAN DOLLARS)
-----------------------------------------------------------------------------------------------------------------
                                              Year                 Year                 Year          September 9
                                             Ended                Ended                Ended              1996 to
                                       February 29          February 28          February 28          February 28
                                              2000                 1999                 1998                 1997
-----------------------------------------------------------------------------------------------------------------
REVENUE
  Interest and sundry income           $    31,062          $     7,474          $     4,207          $        --
-----------------------------------------------------------------------------------------------------------------

WRITE OFF OF MINERAL INTERESTS
  (Note 3a)                                     --              302,757                   --                   --
-----------------------------------------------------------------------------------------------------------------
EXPENSES
  Accounting and audit                      31,383                6,900                5,390                1,500
  Administration                            31,000               12,000                3,000                   --
  Amortization                               1,537                  209                  184                   --
  Consulting fees                           33,566                   --                   --                4,673
  Filing and due diligence                  17,359               13,952                9,933                7,102
  Investor communications                   15,658                   --                   --                   --
  Legal                                    142,374               19,381               17,877                9,576
  Office and miscellaneous                  47,834                9,371                2,140                  536
  Promotion, travel and
    entertainment                           52,860               10,516                4,546                   --
  Printing                                  15,927                   --                   --                   --
  Rent                                      19,760                4,200                  700                   --
  Salaries and benefits                     24,815                   --                   --                   --
  Transfer agent                             5,736                   --                   --                   --
-----------------------------------------------------------------------------------------------------------------
                                           439,809               76,529               43,770               23,387
-----------------------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                       (408,747)            (371,812)             (39,563)             (23,387)

DEFICIT, beginning of period              (434,762)             (62,950)             (23,387)                  --
-----------------------------------------------------------------------------------------------------------------
DEFICIT, end of period                 $  (843,509)         $  (434,762)         $   (62,950)         $   (23,387)
=================================================================================================================
LOSS PER SHARE                         $     (0.05)         $     (0.09)         $     (0.02)         $     (0.01)
=================================================================================================================
WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES
   OUTSTANDING                           7,816,915            4,254,110            2,204,795            1,900,307
=================================================================================================================

APAC MINERALS INC.

Consolidated Statement of Cash Flows
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------------------------------------------------
                                                        Year                Year                 Year          September 9
                                                       Ended               Ended                Ended              1996 to
                                                 February 29         February 28          February 28          February 28
                                                        2000                1999                 1998                 1997
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN)
  OPERATING ACTIVITIES
  Loss for the period                           $  (408,747)         $  (371,812)         $   (39,563)         $   (23,387)
  Adjustments for items not
    involving cash:
    - amortization                                    1,537                  209                  184                   --
    - write-off of mineral interest                      --              302,757                   --                   --
--------------------------------------------------------------------------------------------------------------------------
                                                   (407,210)             (68,846)             (39,379)             (23,387)
  Deferred exploration costs                     (1,584,006)            (357,712)            (161,516)            (102,987)
  Change in non-cash working capital:
  - refundable tax credits and sundries              (2,434)               5,582              (15,416)              (8,142)
  - prepaid expenses                                 (1,444)              (1,096)              (3,904)                  --
  - accounts payable and accrued
      liabilities                                    12,835              (55,843)              46,444               17,274
--------------------------------------------------------------------------------------------------------------------------
                                                 (1,982,259)            (477,915)            (173,771)            (117,242)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN)
  FINANCING ACTIVITIES
  Loan proceeds (repayment)                        (150,000)             150,000                   --                   --
  Shares issued for cash, net of
    share issuance costs                          2,966,093                   --              411,400              295,000
--------------------------------------------------------------------------------------------------------------------------
                                                  2,816,093              150,000              411,400              295,000
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS USED IN INVESTING
  ACTIVITIES
  Acquisition of mineral interests                       --              (10,000)                  --              (15,000)
  Purchase of capital assets                        (10,661)                  --               (1,228)                  --
--------------------------------------------------------------------------------------------------------------------------
                                                    (10,661)             (10,000)              (1,228)             (15,000)
--------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                              823,173             (337,915)             236,401              162,758
CASH AND CASH EQUIVALENTS,
  beginning of period                                61,244              399,159              162,758                   --
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  end of period                                 $   884,417          $    61,244          $   399,159          $   162,758
==========================================================================================================================
REPRESENTED BY:
Cash and cash equivalents                       $   894,962          $    61,244          $   399,159          $   162,758
Bank indebtedness                                   (10,545)                  --                   --                   --
--------------------------------------------------------------------------------------------------------------------------
                                                $   884,417          $    61,244          $   399,159          $   162,758
==========================================================================================================================

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------


1.      NATURE AND CONTINUANCE OF OPERATIONS

        The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996. The Company is in the business of mining exploration.

        These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The continued operations of the Company and the recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.


2.      SIGNIFICANT ACCOUNTING POLICIES

        (a)     Consolidation

                These consolidated financial statements include the accounts of the Company and its 100% owned subsidiary
                Prospectus-Empreendimentos Mineiros, Ltda., a company incorporated under the laws of Portugal ("PEML").

        (b)     Use of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

        (c)     Mineral Interests

                The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

                On the commencement of commercial production, net costs will be charged to operations on the unit-of-production method by project based upon estimated recoverable reserves.

                The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------


2.      SIGNIFICANT ACCOUNTING POLICIES (continued)

        (c)     Mineral Interests (continued)

                The Company classified the cash flows used in exploration as operating activities.

                The carrying values of mineral interests, on a property-by-property basis, are reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimates and may result in future writedowns of capitalized property carrying values.

        (d)     Property Option Agreements

                From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

        (e)     Cash Equivalents

                Cash equivalents usually consists of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. The Company has no cash equivalents as at February 29, 2000.

        (f)     Earnings (loss) per Share

                Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Fully-diluted earnings (loss) per share has not been disclosed as the effect of common shares issuable upon the exercise of warrants and options would be anti-dilutive.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------


2.      SIGNIFICANT ACCOUNTING POLICIES (continued)

        (g)     Foreign Currency Transactions

                The Company and PEML maintain their accounting records in their functional currencies (i.e., Canadian dollars). They translate foreign currency transactions into their functional currency in the following manner.

                At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

        (h)     Income Taxes

                Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

                In 2000, the Company changed its policy for accounting for income taxes by adopting the provision of CICA Handbook Section 3465, Income Taxes. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

                The adoption of Section 3465 did not impact amounts reported in the prior period.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------


3.     MINERAL INTERESTS

-------------------------------------------------------------------------------------------------------------------------------
                                                          Canada              Portugal            Argentina            Total
-------------------------------------------------------------------------------------------------------------------------------
Acquisition costs                                      $    27,500          $        --         $        --         $    27,500
Exploration costs                                          102,987                   --                  --             102,987
-------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 1997                                 130,487                   --                  --             130,487
Exploration costs                                          161,516                   --                  --             161,516
-------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 1998                                 292,003                   --                  --             292,003
Acquisition costs                                               --              510,000                  --             510,000
Exploration costs                                           10,754              197,873             149,085             357,712
Amounts written-off                                       (302,757)                  --                  --            (302,757)
-------------------------------------------------------------------------------------------------------------------------------
Balance February 28, 1999                                       --              707,873             149,085             856,958
Acquisition costs                                               --                   --             304,000             304,000
Exploration costs                                               --              101,722           1,482,284           1,584,006
-------------------------------------------------------------------------------------------------------------------------------
Balance, February 29, 2000                             $        --          $   809,595         $ 1,935,369         $ 2,744,964
===============================================================================================================================

        (a)     Mineral Interests in Canada

                Pursuant to an agreement dated October 7, 1996, the Company was granted an option to acquire a 100% interest in eight (8) units of mineral claims located in the Kamloops Mining Division, British Columbia, Canada.

                In consideration, the Company must issue 200,000 shares of which 50,000 shares have been issued and the balance in three equal yearly instalments, pay $115,000 of which $15,000 have been paid with an additional of $100,000 to be paid on or before October 7, 2000 to the optionor and spend an aggregate of $2,000,000 on exploration and development on the property over three years.

                On commencement of commercial production, the property will be subject to a 1.75% net smelter returns royalty payable to the optionor.

                These mineral interests were abandoned during the 1999 fiscal year due to unfavourable exploration results. Any future option payments are not required to be paid.

        (b)     Mineral Interests in Portugal

                Pursuant to a letter agreement dated April 15, 1998, the Company agreed to acquire a 100% undivided interest in an exploration concession ("the concession") located in Alentejo, Portugal.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------


3.      MINERAL INTERESTS (continued)

        (b)     Mineral Interests in Portugal (continued)

                The concession is held by the Company's wholly-owed subsidiary, Prospectus-Empreendimentos Mineiras, Ltda.

                In consideration, the Company agreed to pay to the Vendor, and to issue and deliver to the Vendor, the following:

                (i) the sum of $10,000 in Canadian dollars as a non-refundable deposit upon the completion of a due diligence review of the concession (paid);

                (ii) a total of 2,000,000 common shares of the Company (issued and delivered); and

                (iii) the assumption of responsibility for the payment of all required annual exploration work under the terms and conditions of the exploration concession, which for greater certainty are estimated to be US$550,000 over the next two years in order to maintain the concession.

        (c)     Mineral Interests in Argentina

                Pursuant to an agreement dated October 24, 1998, as amended on November 27, 1998, February 6, 1999, March 25, 1999 and June 4, 1999, the Company agreed to acquire an aggregated of 100% interest in a portfolio of more than twenty (20) exploration concessions ("the concessions") in the provinces of Catamarca, La Pampa, Mendoza, Rio Negro, and San Juan, Argentina.

                To earn an initial 40% interest in the concessions, the Company has to expend $700,000 on exploration work on the concessions within one year and the issuance of 800,000 shares of the Company after a report detailing the exploration work is accepted by the Canadian Venture Exchange. As at February 29, 2000, the Company has fulfilled all the requirements and earned its 40% interest. To earn an additional 11%, for a total of 51%, interest in the concessions, the Company has to fund further exploration expenditures of $750,000 in each of the second and third years of the agreement. A performance bonus of US$5.00 per ounce of gold or gold equivalent is payable on the pro-rata basis based on the then optionor's interest in the concessions, in either cash or shares of the Company, if a proven and probable reserve of 1,000,000 or more ounces of gold is determined within five (5) years of the date of acceptance of the agreement by the Canadian Venture Exchange. To earn the remaining 49% for a total of 100% interest in the concessions, the Company has to pay $500,000 and the issuance of 5,000,000 shares of the Company to the optionors within six (6) months after the Company earned the 51% interest in the concessions and provided that the average closing price of the Company's share is at least $1.00 for twenty (20) trading days preceding the date of exercise and the Company has filed a current Annual Information Form with the British Columbia Securities Commission,

                These mineral concessions are held in an Argentine company called Arminex S.A.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------

4.      SHARE CAPITAL

        (a)     Authorized: 25,000,000 common shares without par value.

        (b)     Issued:

--------------------------------------------------------------------------------------------------------------------------
                                                                                              Shares             Amount
--------------------------------------------------------------------------------------------------------------------------
For cash at $0.01 per share                                                                     750,000         $    7,500
For cash at $0.25 per share                                                                   1,150,000            287,500
For mineral interest at $0.25 per share                                                          50,000             12,500
--------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 1997                                                                    1,950,000            307,500
For cash at $0.48 per share, net of share issuance
cost of $68,600                                                                               1,000,000            411,400
--------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 1998                                                                    2,950,000            718,900
For mineral interests in Portugal at $0.25 per share                                          2,000,000            500,000
--------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 1999                                                                    4,950,000          1,218,900
For cash at $0.48 per share, plus 40,000 shares for
corporate finance fee, less $56,956 share issuance costs                                      2,440,000          1,095,044
For cash at $0.85 per share plus 25,000 shares for corporate
finance fee, less $68,016 share issuance costs                                                1,025,000            781,984
For cash pursuant to exercise of warrants at $0.55 per share                                     97,500             53,625
For cash at US$1.20 per share                                                                   583,333          1,035,440
For mineral interest in Argentina at $0.38 per share (Note 3c)                                  800,000            304,000
--------------------------------------------------------------------------------------------------------------------------
Balance, February 29, 2000                                                                    9,895,833         $4,488,993
==========================================================================================================================


        (c) As at February 29, 2000, 375,000 shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

        (d)     Stock options outstanding as at February 29, 2000:

                Number of Shares                     Exercise Price            Expiry Date
                ----------------                     --------------            -----------
                      80,000                              $0.75                March 15, 2004
                     190,000                              $0.48                October 3, 2002
                     260,000                              $0.55                October 15, 2001
                     120,000                              $0.75                March 15, 2001
                      30,000                              $0.55                October 15, 2000
                     -------
                     680,000

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------


4.      SHARE CAPITAL (continued)

        (e)     Share purchase warrants as at February 29, 2000:

                Number of Shares                Exercise Price            Expiry Date
                ----------------                --------------            -----------
                   2,462,500                   $0.55 (1st year)          April 12, 2000
                                               $0.75 (2nd year)          April 12, 2001

                     510,000                   $1.00 (1st year)          September 7, 2000
                                               $1.15 (2nd year)          September 7, 2001

                      86,000                   $1.00 (1st year)          September 10, 2000
                                               $1.15 (2nd year)          September 10, 2001


5.      NON-CASH FINANCING AND INVESTING ACTIVITIES

        (a) In 1997 fiscal period, the Company issued 50,000 shares to acquire a 100% interest in eight (8) units of mineral claims in Canada.

        (b) In 1999 fiscal year, the Company issued 2,000,000 shares to acquire a 100% undivided interest in an exploration concession located in Alantejo, Portugal. (see Note 3b).

        (c) In 2000 fiscal year, the Company issued 65,000 shares as corporate financing fees pursuant to the terms of private placements.

        (d) In 2000 fiscal year, the Company issued 800,000 shares as part of the consideration for earning the 40% interest in exploration concessions in Argentina (see Note 3c).


6.      INCOME TAXES

        The components of the future income tax assets are as follows:

--------------------------------------------------------------------------------------------------------------
                                                                                  2000                 1999
--------------------------------------------------------------------------------------------------------------
Future income tax assets:

  Non-capital loss carryforwards                                              $   920,000          $   516,000

  Unused foreign exploration expenses                                           2,765,000              857,000

  Unused cumulative Canadian exploration expenses                                 275,000              275,000

  Unused cumulative Canadian development expenses                                  27,500               27,500
--------------------------------------------------------------------------------------------------------------
                                                                                3,987,500            1,675,500
Less: Valuation allowance                                                      (3,987,500)          (1,675,000)
==============================================================================================================
Net future income tax assets                                                  $        --          $        --
==============================================================================================================

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------

6.      INCOME TAXES (continued)

        The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

        The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2004 through 2007. The exploration and development expenses can be carried forward indefinitely.


7.      RELATED PARTY TRANSACTIONS

        The Company paid the following expenses to its directors or corporations owned by the directors:

------------------------------------------------------------------------------------------------------------------------
                                                 2000            1999                1998                    1997
------------------------------------------------------------------------------------------------------------------------
Consulting fees                                $20,000         $    --         $   --                  $--
Management fees                                 31,000          12,000             --                   --
Legal fees                                      23,567              --             --                   --
Rent                                               700           4,200          3,700                   --
========================================================================================================================
                                               $75,267         $16,200         $3,700                  $--
========================================================================================================================


8.      FINANCIAL INSTRUMENTS

        The financial instruments of the Company consist of cash, refundable tax credits and sundries and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to their short-term nature. The Company operates in Portugal and Argentina. All of its option payments or other material commitments are payable in either Canadian or U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between Canadian and U.S. dollars. The Company is not exposed to significant interest rate and credit risks.


9.      COMPARATIVE FIGURES

        Certain comparative figures for prior periods have been reclassified to conform with the financial statement presentation adopted for 2000.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------

10.     SUBSEQUENT EVENT

        Subsequent to February 29, 2000, the Company issued 750,000 common shares at $0.40 per share with 375,000 warrants attached, each warrant entitles the holder to purchase an additional share at $0.85 in year one and $1.15 in year two. 56,250 common shares were issued as finder's fee for this private placement.


11.     SEGMENTED INFORMATION

        The Company operates principally in three geographic areas, Canada, Portugal and Argentina. The following is a summary of the information by area for the periods ended February 29, 2000, 1999, 1998 and 1997.

        (a)     Industry Segments

        All of the Company's operations are within the mining sector.

        (b)     Geographic Segments

--------------------------------------------------------------------------------------------------------------------
                                          2000                 1999                1998                   1997
--------------------------------------------------------------------------------------------------------------------
Loss:
  Canada                              $  (408,747)         $(371,812)           $(39,563)            $(23,387)
  Portugal                                     --                 --                  --                   --
  Argentina                                    --                 --                  --                   --
=====================================================================================================================
                                      $  (408,747)         $(371,812)           $(39,563)            $(23,387)
=====================================================================================================================
Identifiable assets:
  Canada                              $   931,775          $  85,055            $719,668             $301,387
  Portugal                                809,595            707,873                  --                   --
  Argentina                             1,935,369            149,085                  --                   --
=====================================================================================================================
                                      $ 3,676,739          $ 942,013            $719,668             $301,387
=====================================================================================================================


12.     THE YEAR 2000 ISSUE

        The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers or third parties, have been fully resolved.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------


13. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which conforms with the GAAP in United States in most aspects. The following presents additional disclosures and reconciliation of financial statement items to conform with U.S. GAAP:

        (a)     Reconciliation of Consolidated Balance Sheet Items:

--------------------------------------------------------------------------------------------------------------
                                    February 29           February 28         February 28          February 28
                                           2000                  1999                1998                 1997
--------------------------------------------------------------------------------------------------------------
Mineral interests
 (Canadian GAAP)                    $ 2,744,964          $   856,958          $   292,003          $   130,487
Mineral interests
  Written-off                        (2,744,964)            (856,958)            (292,003)            (130,487)
==============================================================================================================
Mineral interests
  (US GAAP)                                  --                   --                   --                   --
==============================================================================================================
Share capital (Canadian
GAAP)                                 4,488,993            1,218,900              718,900              307,500
Release of escrow shares as
compensation                            168,750                   --                   --                   --
--------------------------------------------------------------------------------------------------------------
Share capital (US GAAP)             $ 4,657,743          $ 1,218,900          $   718,900          $   307,500
==============================================================================================================

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------


13. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        (b)     Reconciliation of Consolidated Statement of Operations Items:

----------------------------------------------------------------------------------------------------------------
                                                                                                     September 9
                                        Year Ended          Year Ended           Year Ended              1996 to
                                       February 29         February 28          February 28          February 28
                                              2000                1999                 1998                 1997
----------------------------------------------------------------------------------------------------------------
Loss for the period
 (Canadian GAAP)                      $  (408,747)         $  (371,812)         $   (39,563)         $   (23,387)

Release of escrow shares as
compensation                             (168,750)                  --                   --                   --

Mineral interests written-off          (1,888,006)            (564,955)            (161,516)            (130,487)
----------------------------------------------------------------------------------------------------------------

Loss for the period (US GAAP)          (2,465,503)            (936,767)            (201,079)            (153,874)
----------------------------------------------------------------------------------------------------------------

Deficit, beginning of period
  (Canadian GAAP)                        (434,762)             (62,950)             (23,387)                  --
Mineral interest written off             (856,958)            (292,003)            (130,487)                  --
----------------------------------------------------------------------------------------------------------------

Deficit, beginning of period
  (US GAAP)                            (1,291,720)            (354,953)            (153,874)                  --
----------------------------------------------------------------------------------------------------------------

Deficit, end of period
  (US GAAP)                            (3,757,223)          (1,291,720)            (354,953)            (153,874)
----------------------------------------------------------------------------------------------------------------
Loss per share  (US GAAP)                   (0.33)               (0.27)               (0.14)               (0.13)
----------------------------------------------------------------------------------------------------------------

Weighted average number of
Common shares outstanding-
Basic and diluted (US GAAP)             7,557,693            3,504,110            1,454,795            1,150,307
----------------------------------------------------------------------------------------------------------------


        (c)     Mineral Interests

                U.S. GAAP requires that exploration cost of mineral interests not be deferred and capitalized until there is evidence of economically recoverable resources. In addition, US GAAP requires that acquisition costs be expensed if the acquirer does not possess full, unrestricted exploitation rights for the mineral properties. Accordingly, the acquisition costs, as stated in Note 3 for the Canadian and Portuguese mineral properties, can only be treated similar to exploration costs under US GAAP. Therefore, the Company expensed all of its mineral interest costs for U.S. GAAP purposes. The effect of the write-off is presented in Notes 13(a) and 13(b).

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------


13. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        (d)     Escrow Shares

                Escrow shares (see Note 4(c)) may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%.

                U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. 375,000 shares were released at $0.45 per share in 2000 fiscal year. The compensation expense charged to income is therefore $168,750.

                As escrow shares are contingently cancellable, they are also excluded from the calculation of weighted average number of shares for purposes of loss per share under U.S. GAAP until they are released. The effect of the release of escrow shares on the Company's financial statements is presented in Notes 13(a) and 13(b).

        (e)     Stock Options Compensation

                The Company adopted a Stock Option Plan ("the Plan") for the grant of options to directors, officers and employees from 1998 fiscal year onwards. Options granted under the Plan will be exercised from the date of grant for a period from one year to five years. All options granted vest immediately at the date of grant.

                A summary of the activity in the option plan is as follows:

---------------------------------------------------------------------------------------
                                                            Number of    Weight Average
                                                               Shares    Exercise Price
---------------------------------------------------------------------------------------
Granted                                                       220,000          $   0.48
---------------------------------------------------------------------------------------
Balance outstanding and exercisable,
  February 28, 1997, 1998 and 1999                            220,000              0.48
Cancelled                                                     (30,000)             0.48
Granted                                                       200,000              0.75
Granted                                                       290,000              0.55
---------------------------------------------------------------------------------------
Balance outstanding and exercisable,
  February 29, 2000                                           680,000          $   0.59
=======================================================================================

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(IN CANADIAN DOLLARS)
February 29, 2000,
February 28, 1999, 1998 and 1997
--------------------------------------------------------------------------------


13. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        (f)     Stock Options Compensation (continued)

                The Company applies Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB25, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. There were no compensation costs charged to income for the periods as presented.

                Pro-forma information regarding Loss for the period and Loss per Share is required under SFAS 123, and has been determined if the Company has accounted for its stock options under the fair value method of SFAS 123. If compensation cost for the stock option plan had been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, the Company's net loss, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

-------------------------------------------------------------------------------------------------------------
                                                                                                  September 9
                                  Year Ended             Year Ended           Year Ended              1996 to
                                 February 29            February 28          February 28          February 28
                                        2000                   1999                 1998                 1997
-------------------------------------------------------------------------------------------------------------
Loss for the period
  -as reported                 $  (2,465,503)         $    (936,767)       $    (201,079)       $    (153,874)
-------------------------------------------------------------------------------------------------------------
  - pro-forma                     (2,790,803)         $    (936,767)            (348,479)       $    (153,874)
-------------------------------------------------------------------------------------------------------------
Basic and diluted loss
  per share
  - as reported                        (0.33)                 (0.27)               (0.14)               (0.13)
-------------------------------------------------------------------------------------------------------------
  - pro-forma                          (0.37)                 (0.27)               (0.24)               (0.13)
-------------------------------------------------------------------------------------------------------------

                The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants rewarded in fiscal years 1998 and 2000, respectively:

----------------------------------------------------------------------------------------------
           Number of                                         Risk Free    Expected        Fair
Year         Options         Dividend         Expected       Interest     Lives in    Value of
Granted      Granted           Yields       Volatility           Rate        Years     Options
----------------------------------------------------------------------------------------------
1998         220,000               0%              15%          5.75%          5.0       $0.67
2000         490,000               0%              63%             5%          2.7       $0.66